     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1998

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              WHITTMAN-HART, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                 7379                    36-3797833
   (State or other        (Primary Standard          (I.R.S. Employer
   jurisdiction of           Industrial             Identification No.)
   incorporation or      Classification Code
    organization)               No.)

311 SOUTH WACKER DRIVE, SUITE 3500, CHICAGO, ILLINOIS 60606-6618; (312) 922-9200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ROBERT F. BERNARD
                            CHIEF EXECUTIVE OFFICER
                              WHITTMAN-HART, INC.

311 SOUTH WACKER DRIVE, SUITE 3500, CHICAGO, ILLINOIS 60606-6618; (312) 922-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          SCOTT GIERKE, P.C.                         MATTHEW S. BROWN
           HEIDI J. STEELE                             MARK D. WOOD
       MCDERMOTT, WILL & EMERY                    KATTEN MUCHIN & ZAVIS
        227 WEST MONROE STREET               525 W. MONROE STREET, SUITE 1600
       CHICAGO, ILLINOIS 60606                   CHICAGO, ILLINOIS 60661
            (312) 372-2000                            (312) 372-2000

                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED         PROPOSED
                                                           MAXIMUM          MAXIMUM
                                         AMOUNT TO BE     OFFERING         AGGREGATE      AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES      REGISTERED   PRICE PER SHARE  OFFERING PRICE   REGISTRATION
           TO BE REGISTERED                  (1)             (2)              (2)            FEE
Common Stock, $.001 par value..........   2,990,000        $43.625       $130,438,750     $38,479.44

(1) Includes 390,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low prices of the Common Stock on the Nasdaq National Market on April 8, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 14, 1998

PROSPECTUS
       , 1998

                                2,600,000 SHARES

   [LOGO]
                              WHITTMAN-HART, INC.
                                  COMMON STOCK

    Of the 2,600,000 shares of Common Stock being offered hereby, 1,300,000 shares are being sold by Whittman-Hart, Inc. ("Whittman-Hart" or the "Company") and 1,300,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders.

    The Common Stock is traded on the Nasdaq National Market under the symbol "WHIT." On April 9, 1998, the last reported sale price of the Common Stock was $44 1/2 per share. See "Price Range of Common Stock."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
                                   PRICE        UNDERWRITING       PROCEEDS        PROCEEDS TO
                                  TO THE        DISCOUNTS AND       TO THE         THE SELLING
                                  PUBLIC       COMMISSIONS (1)    COMPANY (2)     STOCKHOLDERS
------------------------------------------------------------------------------------------------
Per Share.....................        $               $                $                $
Total (3).....................        $               $                $                $
------------------------------------------------------------------------------------------------

(1) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.

(2) BEFORE DEDUCTING EXPENSES ESTIMATED AT $550,000, WHICH WILL BE PAID BY THE COMPANY.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 390,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO THE PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO THE
    COMPANY WILL BE $        , $        AND $        , RESPECTIVELY. SEE
    "UNDERWRITING."

    The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New
York, New York, on or about        , 1998.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

              ADAMS, HARKNESS & HILL, INC.

                            BANCAMERICA ROBERTSON STEPHENS

                                           DEUTSCHE MORGAN GRENFELL

    THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," AND "EXPECT" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS." THE COMPANY HAS NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                            ------------------------

    Whittman-Hart-Registered Trademark-, Circle Line
Design-Registered Trademark-, Making Information Technology
Work-Registered Trademark-, We Are IT-Registered Trademark-, Compliance 2000-Registered Trademark- and The Leader in IBM Midrange Solutions-Registered Trademark- are registered service marks of the Company. Windows-Registered Trademark- is a registered trademark of Microsoft Corporation. Oracle-Registered Trademark- is a registered trademark of Oracle Corporation. J.D. Edwards-Registered Trademark- is a registered trademark of J.D. Edwards & Company. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS: (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED; AND (II) GIVES EFFECT TO THE ACQUISITION OF AXIS CONSULTING INTERNATIONAL, INC. ("AXIS") BY THE COMPANY IN NOVEMBER 1997, WHICH WAS ACCOUNTED FOR AS A POOLING-OF-INTERESTS COMBINATION AND, ACCORDINGLY, THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS PRIOR TO THE COMBINATION HAVE BEEN RESTATED TO INCLUDE THE ACCOUNTS AND RESULTS OF OPERATIONS OF AXIS. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO THE "COMPANY" OR "WHITTMAN-HART" MEAN WHITTMAN-HART, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    Whittman-Hart, Inc. ("Whittman-Hart" or the "Company") provides strategic information technology ("IT") business solutions designed to improve its clients' productivity and competitive position. The Company offers its clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems and midrange computing environments. The Company provides its services through five business units: Solution Strategies, Package Software Solutions, Custom Applications, Network Enabled Solutions, and Interactive Solutions. Among the services offered are systems integration; strategic IT planning; business process reengineering; organizational change management; package software evaluation and implementation; custom application development; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing and electronic commerce solutions (such as Internet/intranet and electronic data interchange). The Company believes this breadth of services fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology.

    Whittman-Hart's marketing efforts focus on middle-market companies ranging from $50 million to $500 million in annual revenues and divisions and departments of Fortune 500 companies. The Company serves clients in a broad range of industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. The Company employs consultants with business experience in these areas to enhance its ability to understand industry-specific business issues and develop unbiased IT solutions to address these issues. Many of the Company's clients have maintained ongoing relationships with Whittman-Hart over multiple years, spanning a variety of projects and services.

    In 1997, the Company launched Focus 2002, its five-year strategic business plan. The Company's objectives are to become a trusted business advisor to clients, be the employer of choice in the IT services industry and deliver its services through a global network of offices. The Company also established an Executive Committee to provide leadership and accountability for execution of the strategic plan. As part of the Focus 2002 plan, the Company intends to: (i) focus on middle market companies; (ii) expand its geographic presence; (iii) anticipate and respond to market opportunities; (iv) leverage its existing client base; (v) pursue agreements with business partners; (vi) attract, develop and retain IT professionals with the skills and competencies that maximize client value; and (vii) leverage intellectual capital and foster organizational learning.

    The demand for IT consulting services has increased rapidly in recent years. Whittman-Hart has competed successfully in this environment, experiencing a compound annual revenue growth rate of 63% since the Company began business in 1984. For 1997, Whittman-Hart's revenues grew 67% to $173.5 million from $103.7 million in 1996. From December 31, 1996 to December 31, 1997, the number of consultants employed by the Company increased 49% from 944 to 1,405.

    Whittman-Hart sells and delivers its services through a network of sixteen branch offices located in Atlanta; Boston; Chicago; Cincinnati; Cleveland; Columbus, Ohio; Dallas; Denver; Grand Rapids, Michigan; Indianapolis; Milwaukee; Minneapolis; Morristown, New Jersey; Peoria, Illinois; San Francisco; and London, England. Based on its experience operating its existing branches, the Company has developed a geographic expansion strategy which includes establishing new branches through both a greenfield approach and strategic acquisitions. The Company opened its Dallas and Columbus branches in 1996, its Cleveland, Grand Rapids and Atlanta branches in 1997, and its Minneapolis branch in the first quarter of 1998. Expansion plans for 1998 include significant growth of recently opened and acquired operations, continued evaluation of strategic acquisitions and solidifying the Company's Midwest presence by opening branches in cities such as Detroit, St. Louis and Kansas City.

    In November 1997, the Company expanded its geographic reach and established an international presence through the acquisitions of Axis Consulting International, Inc. ("Axis") and World Consulting Limited ("World"). Headquartered in San Francisco with a New York presence, Axis' professionals provide SAP-Registered Trademark-, network, Microsoft-Registered Trademark-enterprise, database and midrange solutions. Based in London, England, World specializes in J.D. Edwards implementation solutions. In March 1998, the Company acquired QCC Incorporated ("QCC"), a Boston based IT service provider specializing in Oracle, J.D. Edwards, data warehousing, business process reengineering and Year 2000 solutions.

    The Company maintains its principal executive offices at 311 South Wacker Drive, Suite 3500, Chicago, Illinois 60606. The Company's telephone number is
(312) 922-9200 and its Internet address is http://www.whittman-hart.com. The Company's Web site is not a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company..............  1,300,000 shares
Common Stock offered by the Selling                1,300,000 shares
Stockholders.....................................
Common Stock to be outstanding after the           24,609,724 shares (1)
offering.........................................
Use of proceeds..................................  Development and expansion of existing operations, including: (i) expansion of
                                                   the Company's Chicago West Loop complex
                                                   from approximately 40,000 square feet to
                                                   over 300,000 square feet to accommodate
                                                   the further development of the
                                                   Whittman-Hart Institute for Strategic
                                                   Education ("WHISE"), the relocation of
                                                   the Company's headquarters and the growth
                                                   of the Company's Chicago branch office;
                                                   and (ii) general corporate purposes,
                                                   including working capital, branch
                                                   expansion and possible acquisitions of
                                                   related businesses.

Nasdaq National Market symbol....................  WHIT

------------------------

(1) Based upon 23,309,724 shares outstanding on April 2, 1998. Excludes: (i) options outstanding on April 2, 1998 to purchase 4,790,113 shares at a weighted average exercise price of $20.66; and (ii) 659,922 shares reserved for issuance under the Company's Employee Stock Purchase Plan. See Notes 13 and 14 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                        YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1993        1994        1995        1996        1997
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA(1):
  Revenues...........................................  $   25,955  $   34,615  $   60,805  $  103,721  $  173,477
  Cost of services...................................      15,367      20,705      38,342      63,504     102,937
                                                       ----------  ----------  ----------  ----------  ----------
    Gross profit.....................................      10,588      13,910      22,463      40,217      70,540
  Costs and expenses:
    Selling..........................................       1,075       1,431       2,535       3,575       6,046
    Recruiting.......................................         832       1,190       2,275       3,265       5,866
    General and administrative.......................       7,330       9,481      15,922      25,527      42,083
    Business combination costs.......................          --          --          --          --       1,771
                                                       ----------  ----------  ----------  ----------  ----------
      Total costs and expenses.......................       9,237      12,102      20,732      32,367      55,766
                                                       ----------  ----------  ----------  ----------  ----------
  Operating income...................................       1,351       1,808       1,731       7,850      14,774
  Other income (expense).............................          66         (32)         50       1,360       3,375
                                                       ----------  ----------  ----------  ----------  ----------
  Income before income taxes.........................       1,417       1,776       1,781       9,210      18,149
  Income tax expense (benefit).......................           4          43         (33)      3,422       7,832
                                                       ----------  ----------  ----------  ----------  ----------
  Net income.........................................  $    1,413  $    1,733  $    1,814  $    5,788  $   10,317
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
  Pro forma income data:
    Net income as reported...........................  $    1,413  $    1,733  $    1,814
    Pro forma adjustment to provision for income
      taxes (2)......................................          27         255         666
                                                       ----------  ----------  ----------
  Pro forma net income(2)............................  $    1,386  $    1,478  $    1,148
                                                       ----------  ----------  ----------
                                                       ----------  ----------  ----------
  Basic earnings per share (pro forma in 1995)(3)....                          $     0.09  $     0.32  $     0.47
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Diluted earnings per share (pro forma in
    1995)(3).........................................                          $     0.08  $     0.29  $     0.44
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Weighted average number of common shares
    outstanding......................................                              12,698      17,856      22,061
  Weighted average number of common and common
    equivalent shares outstanding....................                              15,705      19,847      23,672

                                                                                         AS OF DECEMBER 31, 1997
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(4)
                                                                                        ----------  --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Cash and cash equivalents and short-term investments................................  $   67,759   $    122,167
  Working capital.....................................................................      82,744        137,152
  Total assets........................................................................     121,801        176,209
  Long-term debt, less current portion................................................      --            --
  Total stockholders' equity..........................................................      97,153        151,561

------------------------------

(1) All prior period amounts have been restated to reflect the acquisition of Axis in November 1997, which was accounted for using the pooling-of-interests method of accounting. See Note 4 of Notes to Consolidated Financial Statements.

(2) Reflects federal and certain additional state income tax expense for 1993, 1994 and 1995 that would have been required had the Company and its predecessors operated as a C Corporation for all periods presented.

(3) See Note 3 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma earnings per share.

(4) Adjusted to give effect to the sale of 1,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $44 1/2 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                        RECENT UNAUDITED FINANCIAL DATA

    The following table sets forth a summary of certain financial data for the Company for the three months ended March 31, 1997 and 1998:

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1997        1998
                                                                                            ----------  ----------
Revenues..................................................................................  $   34,945  $   58,660
Gross profit..............................................................................      14,078      24,247
Operating income..........................................................................       3,523       4,907
Net income................................................................................       2,549       3,025
Diluted earnings per share................................................................  $     0.11  $     0.12

    REVENUES. Revenues increased 68% to $58.7 million for the three months ended March 31, 1998 from $34.9 million for the three months ended March 31, 1997. This increase was attributable to the addition of new clients and the growth of current client relationships at existing and new branch locations. Revenues from the Company's ten most significant clients grew 18%, but as a percentage of total revenues declined to 15% from 21%.

    GROSS PROFIT. Gross profit for the three months ended March 31, 1998 grew 72% to $24.2 million from $14.1 million for the three months ended March 31, 1997. Gross profit as a percentage of revenues was 41% for the three months ended March 31, 1998 as compared to 40% for the three months ended March 31, 1997. This increase was attributable to a change in the sales mix toward higher-end service offerings and the Company's established branches reaching critical mass, partially offset by lower margins in recently opened branches.

    SELLING. Selling expenses for the three months ended March 31, 1998 increased approximately 48% to $1.8 million from $1.2 million for the three months ended March 31, 1997. This increase was attributable to higher commissions and other costs associated with the increase in revenues. As a percentage of revenues, selling expenses remained constant at 3%.

    RECRUITING. Recruiting expenses for the three months ended March 31, 1998 increased approximately 93% to $1.9 million from $1.0 million for the three months ended March 31, 1997. The number of employees increased 56% to 2,055 at March 31, 1998 from 1,314 at March 31, 1997. Total recruiting costs per hire increased to approximately $5,300 for the three months ended March 31, 1998 from $3,600 for the three months ended March 31, 1997. As a percentage of revenues, recruiting expenses remained constant at 3%.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the three months ended March 31, 1998 increased approximately 83% to $15.2 million from $8.3 million for the three months ended March 31, 1997. As a percentage of revenues, general and administrative expenses increased to 26% for the three months ended March 31, 1998 from 24% for the three months ended March 31 1997. This increase was attributable to integration costs associated with the Company's acquisitions, corporate initiatives associated with the Company's Focus 2002 strategic plan, costs relating to new branch locations and the addition of management to support the Company's growth strategies.

    BUSINESS COMBINATION COSTS. Business combination costs were 1% as a percentage of revenues or $0.4 million for the three months ended March 31, 1998. These costs related to the QCC acquisition, which was accounted for as pooling-of-interests. The business combination costs included legal, accounting and other transaction-related fees and expenses. There were no material acquisition-related costs in the three months ended March 31, 1997.

    INCOME TAXES. The Company's effective tax rate increased to 48% for the three months ended March 31, 1998 from 40% for the three months ended March 31, 1997. This increase was the result of the Company incurring non-deductible business combination costs and, in addition, recording deferred income tax expense of $0.3 million to establish deferred tax assets and liabilities arising at the time of the combination.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE COMPANY'S MANAGEMENT. THE COMPANY'S RESULTS, PERFORMANCE AND ACHIEVEMENTS IN 1998 AND BEYOND COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, ANY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE COMPANY HAS NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

ATTRACTION AND RETENTION OF EMPLOYEES

    The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The Company has historically experienced turnover rates which it believes are consistent with industry norms. An increase in this rate could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements. See "Business -- Human Resources."

MANAGEMENT OF GROWTH

    The Company is currently experiencing rapid growth that has strained, and could continue to strain, the Company's managerial and other resources. During 1997, the number of consultants increased from 944 to 1,405 and further significant increases are anticipated during the current year. The Company opened its Dallas and Columbus branches in 1996, its Cleveland, Grand Rapids and Atlanta branches in 1997, and its Minneapolis branch in the first quarter of 1998. In addition, the Company acquired Organizational Change Dynamics, Inc. ("OCD"), Expert Buying Systems, Inc. ("EBS"), Axis and World in 1997, and QCC in 1998. Expansion plans for 1998 include significant growth of recently opened and acquired operations, continued evaluation of strategic acquisitions and solidifying the Company's Midwest presence by opening branches in cities such as Detroit, St. Louis and Kansas City. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its employees. If the Company's management is unable to manage growth or new employees are unable to achieve anticipated performance levels, the Company's business, operating results and financial condition could be materially and adversely affected.

PROJECT RISKS

    Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    Variations in the Company's revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, timing of branch and service line expansion activities, the timing of corporate expenditures and employee hiring and utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle can be relatively long and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. In addition, the Company's engagements generally are terminable by the client without penalty. Although the number of consultants can be adjusted to correspond to the number of active projects, the Company must maintain a sufficient number of senior consultants to oversee existing client projects and assist with the Company's sales force in securing new client assignments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

RELIANCE ON KEY EXECUTIVES

    The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Robert Bernard, the Company's founder and Chief Executive Officer. Although these executives have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that these individuals will continue their employment with the Company. The loss of the services of any of these key executives for any reason could have a material adverse effect upon the Company's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

    The Company's continued success is dependent in part on its ability to develop IT solutions that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services noncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS RELATED TO ACQUISITIONS

    The Company has expanded and intends to continue to expand its operations through the acquisition of additional businesses. The Company acquired OCD in March 1997, EBS in September 1997, Axis and World in November 1997, and QCC in March 1998. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, difficulties in integrating systems, personnel and cultures, legal liabilities, amortization of acquired intangible assets and other one-time or ongoing acquisition related expenses, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition.

SIGNIFICANT INFLUENCE OF PRINCIPAL STOCKHOLDER

    After completion of this offering, Mr. Robert Bernard will beneficially own approximately 26.1% of the Company's outstanding shares of Common Stock. As a result, Mr. Bernard will have significant influence over the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors. Such influence could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Selling Stockholders."

INTELLECTUAL PROPERTY RIGHTS

    The Company's success is dependent upon certain methodologies and other proprietary intellectual property rights. Software developed by the Company in connection with a client is typically assigned to the client. The Company also develops certain foundation and application software products, or software "tools," which remain the property of the Company.

    The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

    Although the Company believes that its services do not infringe on the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement. See "Business -- Intellectual Property Rights."

FIXED-BID PROJECTS

    The Company undertakes certain projects billed on a fixed-bid basis, which is distinguishable from the Company's principal method of billing on a time-and-materials basis, and undertakes other projects on a fee-capped basis. The failure of the Company to complete such projects within budget or below the cap would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

STOCK PRICE VOLATILITY

    The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company, announcements of new products and services by competitors, changes in the IT environment, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts' or other market expectations, and any failure or anticipated failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

CERTAIN ANTI-TAKEOVER EFFECTS

    The Company's Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include By-Law provisions under which only the Chairman of the Board or the President may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Board of Directors of the Company is empowered to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, and any issuance thereof, may have an adverse effect on the market price of the Company's Common Stock.

YEAR 2000

    The Company believes that a majority of middle-market companies have yet to achieve Year 2000 compliance. To resolve the Year 2000 issue, many companies are electing to install new package software applications, rather than modify existing systems, thus creating significant demand for package software-related services such as those provided by the Company. Consequently, the Company believes that companies' need to address their Year 2000 compliance is creating significant demand for IT products and services such as those provided by the Company. There can be no assurance that the passage of the Year 2000 will not have a material adverse effect on the demand for the Company's services. In addition, while the Company is not aware of any existing or potential claims, the occurrence of Year 2000 related system failures in the information systems of clients of the Company could have a material adverse effect on the Company's business, financial condition and results of operation, whether or not the Company bears any responsibility, legal or otherwise, for the occurrence of those problems.

INTERNATIONAL

    In November 1997, the Company began its international operations through the acquisitions of Axis and World. As a result of these acquisitions, the Company recruits consultants and generates a portion of its revenues from outside the United States. The Company believes that its international operations will continue to grow. Foreign operations are subject to special risks that can materially affect sales and profits, including currency exchange rate fluctuations, labor strikes, political and economic disruptions, changes in government policies and regulatory requirements, tariffs and trade barriers, immigration laws and regulations, potentially adverse tax consequences, exchange controls and other risks.

ABSENCE OF DIVIDENDS

    The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,300,000 shares of Common Stock offered by the Company are estimated to be $54.4 million, based on an assumed public offering price of $44 1/2 per share and after deducting Underwriters' discounts and commissions and estimated offering expenses ($70.9 million if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use the net proceeds from this offering primarily for the development and expansion of its existing operations, including: (i) expansion of the Company's Chicago West Loop complex from approximately 40,000 square feet to over 300,000 square feet during the next two years to accommodate the further development of the Whittman-Hart Institute for Strategic Education ("WHISE"), the relocation of the Company's headquarters and the growth of the Company's Chicago branch office; and (ii) general corporate purposes, including working capital, branch expansion and possible acquisitions of related businesses. Approximately $50.0 million of the net proceeds will be used for the development and expansion of the Company's Chicago West Loop complex, including new building construction and renovation; computers, multi-media equipment, furniture, fixtures and other equipment; and the acquisition of buildings and land. When completed, the Company's Chicago West Loop complex will provide state-of-the-art facilities for approximately 1,000 employees.

    The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "WHIT" since May 3, 1996. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported on the Nasdaq National Market, and as adjusted to reflect the two-for-one stock split effective December 10, 1996.

1996                                             HIGH         LOW
  Second Quarter (from May 3, 1996)..........  $20 3/4     $10 1/2
  Third Quarter..............................   23 7/8      11 1/4
  Fourth Quarter.............................   28 1/8      19 1/4

1997
  First Quarter..............................  $27         $13 5/8
  Second Quarter.............................   29 1/4      16 13/16
  Third Quarter..............................   33 1/4      23 3/4
  Fourth Quarter.............................   35          23 3/4

1998
  First Quarter..............................  $46 3/4     $28
  Second Quarter (through April 9, 1998).....   47 5/8      42 1/2

    On April 9, 1998, the last reported sale price of the Common Stock was $44 1/2 per share. At April 9, 1998, the Company had approximately 560 stockholders of record.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends to date and plans to reinvest its earnings in future growth opportunities. The Company does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company: (i) as of December 31, 1997; and (ii) as adjusted to reflect the sale of 1,300,000 shares of Common Stock offered by the Company in this offering at an assumed public offering price of $44 1/2 per share and the application of the estimated net proceeds therefrom. As of December 31, 1997, the Company had no long-term debt. The information set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                                                                         AS OF DECEMBER 31, 1997
                                                                                         ------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                              (IN THOUSANDS)
Long-term debt.........................................................................  $       --   $       --
Stockholders' equity:
  Preferred stock, $.001 par value; 3,000,000 shares authorized, none issued and
    outstanding........................................................................          --           --
  Common stock, $.001 par value; 37,000,000 shares authorized, 22,603,627 issued on an
    actual basis; 23,903,627 issued as adjusted (1)....................................          23           24
  Additional paid-in capital...........................................................      81,699      136,106
  Retained earnings....................................................................      16,644       16,644
  Deferred compensation................................................................      (1,210 )     (1,210 )
  Cumulative translation adjustment....................................................          (3 )         (3 )
                                                                                         -----------  -----------
    Total common stockholders' equity..................................................      97,153      151,561
                                                                                         -----------  -----------
      Total capitalization.............................................................  $   97,153   $  151,561
                                                                                         -----------  -----------
                                                                                         -----------  -----------

------------------------------

(1) Excludes: (i) an aggregate of 3,233,044 shares issuable upon the exercise of stock options outstanding at December 31, 1997; and (ii) 659,922 shares reserved for issuance under the Company's Employee Stock Purchase Plan. See Notes 13 and 14 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The statement of earnings data presented below for the three years ended December 31, 1997, and the balance sheet data as of December 31, 1996 and 1997, are derived from the Consolidated Financial Statements of the Company, which Consolidated Financial Statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The statement of earnings data presented below for the years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993, 1994 and 1995, are derived from unaudited financial statements not included in this Prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. All prior period amounts have been restated to reflect the acquisition of Axis in November 1997, which was accounted for using the pooling-of-interests method of accounting. See Note 4 of Notes to Consolidated Financial Statements.

                                                                        YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1993        1994        1995        1996        1997
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Revenues...........................................  $   25,955  $   34,615  $   60,805  $  103,721  $  173,477
  Cost of services...................................      15,367      20,705      38,342      63,504     102,937
                                                       ----------  ----------  ----------  ----------  ----------
    Gross profit.....................................      10,588      13,910      22,463      40,217      70,540
  Costs and expenses:
    Selling..........................................       1,075       1,431       2,535       3,575       6,046
    Recruiting.......................................         832       1,190       2,275       3,265       5,866
    General and administrative.......................       7,330       9,481      15,922      25,527      42,083
    Business combination costs.......................          --          --          --          --       1,771
                                                       ----------  ----------  ----------  ----------  ----------
      Total costs and expenses.......................       9,237      12,102      20,732      32,367      55,766
                                                       ----------  ----------  ----------  ----------  ----------
  Operating income...................................       1,351       1,808       1,731       7,850      14,774
  Other income (expense).............................          66         (32)         50       1,360       3,375
                                                       ----------  ----------  ----------  ----------  ----------
  Income before income taxes.........................       1,417       1,776       1,781       9,210      18,149
  Income tax expense (benefit).......................           4          43         (33)      3,422       7,832
                                                       ----------  ----------  ----------  ----------  ----------
  Net income.........................................  $    1,413  $    1,733  $    1,814  $    5,788  $   10,317
  Pro forma income data:
    Net income as reported...........................  $    1,413  $    1,733  $    1,814
    Pro forma adjustment to provision for income
      taxes (1)......................................          27         255         666
                                                       ----------  ----------  ----------
  Pro forma net income (1)...........................  $    1,386  $    1,478  $    1,148
                                                       ----------  ----------  ----------
                                                       ----------  ----------  ----------
  Basic earnings per share (pro forma in 1995)(2)....                          $     0.09  $     0.32  $     0.47
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Diluted earnings per share (pro forma in 1995)(2)..                          $     0.08  $     0.29  $     0.44
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Weighted average number of common shares
    outstanding......................................                              12,698      17,856      22,061
  Weighted average number of common and common
    equivalent shares outstanding....................                              15,705      19,847      23,672

                                           AS OF DECEMBER 31,
                                -----------------------------------------
                                 1993    1994    1995     1996     1997
                                ------  ------  -------  -------  -------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents
    and short-term
    investments...............  $   10  $ --    $ 4,326  $67,364  $67,759
  Working capital.............      83   1,519    4,790   74,064   82,744
  Total assets................   5,190   8,338   19,203   94,075  121,801
  Long-term debt, less current
    portion...................     610   1,600    1,135    --       --
  Redeemable convertible
    preferred stock...........    --      --      5,584    --       --
  Total stockholders'
    equity....................     119   1,923      981   79,553   97,153

------------------------------

(1) Reflects federal and certain additional state income tax expense for 1993, 1994 and 1995 that would have been required had the Company and its predecessors operated as a C Corporation for all periods presented.

(2) See Note 3 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma earnings per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION BELOW CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE COMPANY'S MANAGEMENT. THE COMPANY'S RESULTS, PERFORMANCE AND ACHIEVEMENTS IN 1998 AND BEYOND COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, ANY SUCH FORWARD-LOOKING STATEMENTS. RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS." THE COMPANY HAS NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

OVERVIEW

    Whittman-Hart's revenues are generated primarily from professional fees, which are generally billed at a contracted hourly rate and are recognized as services are provided. Over the last three fiscal years, at least 90% of the Company's revenues have been generated on a time-and-materials basis. The Company's services may also be provided on a fixed-bid or fee-capped basis, in which case revenues are recognized by the percentage of completion method. These arrangements subject the Company to the risk of cost overruns; however, historically, such overruns have not been significant. The Company typically bills on a weekly basis to monitor client satisfaction and manage its outstanding accounts receivable balances. The Company's most significant cost is project personnel cost, which consists of consultant salaries and benefits. Thus, the Company's financial performance is primarily based upon billing margin (billable hourly rate less the consultant's hourly cost) and personnel utilization rates (billable hours divided by paid hours).

    To date, the Company has been able to maintain its billing margins by offsetting increases in consultant salaries with increases in its hourly rates. Because most of the Company's engagements are on a time-and-materials basis, increases in its cost of services are generally passed along to the Company's clients and, accordingly, do not have a significant impact on the Company's financial results. In addition, the Company attempts to control expenses that are not passed through to its clients. Furthermore, profitability is improved by tying significant incentive compensation to achieving performance goals.

    The Company establishes standard billing guidelines based on the type of service offered. Actual billing rates are established on a project-by-project basis and may vary from the standard guidelines. Over the last three years, the Company's average revenue per assignment hour has steadily increased. The growth in average revenue per assignment hour reflects a higher percentage of value-added services, such as package software implementations and solutions-oriented, strategic consulting projects.

    Whittman-Hart manages its personnel utilization rates by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to the size, complexity, duration and demands of the project. Project terminations, completions and scheduling delays may result in periods when consultants are not fully utilized. An unanticipated termination of a project could result in a higher than expected number of unassigned consultants or, if the Company were to terminate such consultants, increased severance expenses. Although the number of the Company's consultants can be adjusted to correspond to the number of active projects, Whittman-Hart must maintain a sufficient number of senior consultants to oversee existing client projects and assist the Company's sales force in securing new client assignments. Whittman-Hart's consultants are subject to employment-at-will contracts, which may be terminated upon two weeks notice without substantial penalty or further expense to the Company.

    Historically, the Company's revenue growth has been attributable to the addition of new clients, growth of existing client relationships, the opening of new branches and expanding the revenue base in existing locations. During 1997 and the first quarter of 1998, the Company supplemented its internal revenue growth with the acquisitions of OCD, EBS, Axis, World and QCC. During 1998, the Company intends to grow its existing branch locations and expand its network through the traditional greenfield approach, supplemented by acquisitions. Each of the branches originally developed by the Company has generated annual revenue and gross profit growth since inception.

RESULTS OF OPERATIONS

    The following table sets forth, for the years indicated, selected statement of earnings data as a percentage of revenues and the percentage change in each line item between comparative years:

                                                                                                               PERCENTAGE
                                                                      YEAR ENDED DECEMBER 31,                INCREASE FROM
                                                                                                               PRIOR YEAR
                                                               -------------------------------------  ----------------------------
                                                                  1995         1996         1997          1996           1997
STATEMENT OF EARNINGS DATA:
  Revenues...................................................         100%         100%         100%           71%            67%
  Cost of services...........................................          63           61           59            66             62
                                                                      ---          ---          ---
      Gross profit...........................................          37           39           41            79             75
  Costs and expenses:
    Selling..................................................           4            3            4            41             69
    Recruiting...............................................           4            3            3            44             80
    General and administrative...............................          26           25           24            60             65
    Business combination costs...............................          --           --            1            --          *
                                                                      ---          ---          ---
      Total costs and expenses...............................          34           31           32            56             72
                                                                      ---          ---          ---
  Operating income...........................................           3            8            9           354             88
  Other income (expense).....................................          --            1            2         *                148
                                                                      ---          ---          ---
  Income before income taxes.................................           3            9           11           417             97
  Income tax expense (benefit)...............................          --            3            5         *                129
                                                                      ---          ---          ---
  Net income.................................................           3            6            6           219             78

  Pro forma adjustment to provision for income taxes.........           1           --           --         *             --
                                                                      ---          ---          ---
  Net income (pro forma in 1995).............................           2%           6%           6%          404%            78%
                                                                      ---          ---          ---
                                                                      ---          ---          ---

------------------------

* Not meaningful.

    All prior period amounts have been restated to reflect the acquisition of Axis in November 1997 accounted for using the pooling-of-interests method of accounting, and information regarding the Company in this "Management's Discussion and Analysis of Financial Condition and Results of Operation" section gives effect to this acquisition. See Note 4 of Notes to Consolidated Financial Statements.

    In 1997, the Company completed four acquisitions for an aggregate cash purchase price of $600,000 and the issuance of 1,978,536 shares of its Common Stock (OCD-$600,000 and 53,850 shares; EBS-214,986 shares; Axis-1,575,078 shares; and World-134,622 shares). During 1997, the Company also purchased a 37,000 square foot building and its adjoining land for $2.0 million.

1997 COMPARED TO 1996

    REVENUES. Revenues increased 67% to $173.5 million in 1997 from $103.7 million in 1996. The increase was attributable to the addition of new clients, the growth of existing client relationships, the opening of new branches and expanding the revenue base in existing branch locations. In addition, 1997 acquisitions accounted for 15% of total revenue in 1997. Chicago, the Company's largest branch, grew 43% in 1997, while all other branches, exclusive of acquisitions, grew in excess of 100%. During 1997, the Company's Solution Strategies business unit grew in excess of 200%, while all other business units grew in excess of 50%. Revenues from the Company's ten most significant clients grew 4%, but as a percentage of total revenues declined to 17% in 1997 from 28% in 1996.

    GROSS PROFIT. Gross profit consists of revenues less cost of services, which includes consultant salaries and benefits. Gross profit increased 75% to $70.5 million in 1997 from $40.2 million in 1996. Gross margin as a percentage of revenues increased to 41% in 1997 from 39% in 1996. This increase was attributable to a change in the sales mix toward higher-end service offerings and the Company's established branches reaching critical mass, and was partially offset by lower margins in acquisitions and recently opened branches.

    SELLING EXPENSES. Selling expenses include the salaries, benefits, commissions, travel, entertainment and all other direct costs associated with the Company's direct sales force. Selling expenses increased 69% to $6.0 million in 1997 from $3.6 million in 1996. As a percentage of revenues, selling expenses increased to 4% in 1997 from 3% in 1996. This increase is attributable to an increase in the Company's sales force.

    RECRUITING EXPENSES. Recruiting expenses consist of costs related to hiring new personnel. These costs include the salaries, benefits, bonuses and other direct costs of in-house recruiters, outside recruiting agency fees, sign-on bonuses, relocation fees and advertising costs. Recruiting expenses increased 80% to $5.9 million in 1997 from $3.3 million in 1996. The number of employees increased 56% to 1,760 as of December 31, 1997, from 1,125 as of December 31, 1996, while recruiting costs per hire increased to approximately $6,000 in 1997 from approximately $5,000 in 1996 after giving effect to the 1997 acquisitions, due to lower recruiting costs in 1996 of the acquired businesses. Recruiting costs per hire for the Company remained constant at approximately $6,000 per hire for 1997 and 1996 without considering the effects of 1997 acquisitions. As a percentage of revenues, recruiting expenses remained constant at 3%. As of December 31, 1997, approximately 80% of total employees were consultants.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include salaries and benefits of management and support personnel, facilities costs, training, travel, outside professional fees and all other branch and corporate costs. General and administrative expenses increased 65% to $42.1 million in 1997 from $25.5 million in 1996. The increase was primarily attributable to the establishment of new branch offices, the expansion of facilities at several other branch locations, the expansion of corporate and branch management personnel to support the growth of the Company, costs associated with the Company's strategic initiative focused on quality improvements and integration costs associated with acquisitions. As a percentage of revenues, general and administrative expenses declined to 24% in 1997 from 25% in 1996 due to operating efficiencies and economies of scale.

    BUSINESS COMBINATION COSTS. As a percentage of revenues, business combination costs accounted for 1%, or $1.7 million in 1997. The Company did not incur business combination costs in 1996. Business combination costs consist of legal, accounting and consulting fees, which were incurred in connection with the acquisitions of EBS, Axis and World.

    OPERATING INCOME. Operating income increased 88% to $14.8 million in 1997 from $7.9 million in 1996. As a percentage of revenues, operating income increased to 9% in 1997 from 8% in 1996 due to the increase in gross profit margin and the Company's ability to leverage its selling, recruiting, and general and administrative infrastructure. Despite incurring business combination costs of $1.7 million and start-up costs of over $3.0 million, the Company was able to increase its operating margin by 1% as a percentage of revenues.

    OTHER INCOME (EXPENSE). Other income (expense) increased 148% to $3.4 million in 1997 from $1.4 million in 1996. This increase is primarily attributable to the Company earning interest on investments of available net proceeds from the Company's initial and follow-on public offerings for a full year compared to a partial year in 1996.

    INCOME TAX EXPENSE (BENEFIT). The Company's effective tax rate was 43% in 1997 as compared to 37% in 1996. This increase is primarily attributable to non-deductible business combination costs of $1.5 million in 1997.

1996 COMPARED TO 1995

    REVENUES. Revenues increased 71% to $103.7 million in 1996 from $60.8 million in 1995. Each of the Company's branch offices experienced revenue growth in excess of 50% for 1996 compared to 1995. The opening of the Dallas branch in the first quarter of 1996 contributed approximately $2.0 million to revenues. During 1996, the Company expanded its package software expertise in SAP, Oracle and PeopleSoft, and introduced new services including a Year 2000 solution, Internet/intranet services, organizational change management, and software testing and quality assurance. Revenues from the Company's ten most significant clients grew 41%, but as a percentage of total revenues declined to 28% in 1996 from 34% in 1995.

    GROSS PROFIT. Gross profit increased 79% to $40.2 million in 1996 from $22.5 million in 1995. Gross margin as a percentage of revenues grew to 39% in 1996 from 37% in 1995. This increase was attributable to a change in the sales mix toward higher-end service offerings and the Company's established branches reaching critical mass, partially offset by lower margins in recently opened branches and acquisitions.

    SELLING EXPENSES. Selling expenses increased 41% to $3.6 million in 1996 from $2.5 million in 1995. The Company's selling expenses, as a percentage of revenues, decreased to 3% of revenues from 4% of revenues in 1996 and 1995, respectively. The decrease as a percentage of revenues was attributable to a change in the structure of the sales commission plan, the Company's ability to leverage its fixed costs over a greater revenue base and lower selling expenses in Axis.

    RECRUITING EXPENSES. Recruiting expenses increased 44% to $3.3 million in 1996 from $2.3 million in 1995. The Company benefited from expanded hiring activity in the fourth quarter of 1995, lower attrition rates and reduced costs per hire. The number of employees increased 56% to 1,125 as of December 31, 1996 from 721 as of December 31, 1995, while total recruiting costs per hire decreased to approximately $5,000 in 1996 from $5,500 in 1995. As a percentage of revenues, recruiting expenses decreased to 3% of revenues from 4% of revenues in 1996 and 1995, respectively. This decrease is attributable to lower recruiting costs of Axis.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 60% to $25.5 million in 1996 from $15.9 million in 1995. This increase was primarily attributable to the establishment of new branch offices, the expansion of facilities at several other branch locations, increased personnel computer leasing due to the rollout of laptop computers for consultants, and the expansion of corporate and branch management personnel to support the growth of the Company. As a percentage of revenues, general and administrative expenses declined to 25% in 1996 from 26% in 1995.

    OPERATING INCOME. Operating income increased 354% to $7.9 million in 1996 from $1.7 million in 1995. As a percentage of revenues, operating income increased to 8% in 1996 from 3% in 1995 due to the increase in gross profit margin and the Company's ability to leverage its selling, recruiting and general and administrative infrastructure. Despite incurring start-up costs of $2.0 million for new branches, the Company was able to increase its operating margin by 5% as a percentage of revenues.

    OTHER INCOME (EXPENSE). The increase in other income (expense) in 1996 as compared to 1995 was primarily attributable to interest earned on investments of available net proceeds from the Company's initial and follow-on public offerings.

    INCOME TAX EXPENSE (BENEFIT). The Company's effective tax rate was 37% in 1996 as compared to 36% on a pro forma basis in 1995. Prior to December 31, 1995, the Company operated as a partnership. The pro forma tax adjustment for 1995 represents federal and additional state income tax expense that would have been required had the Company operated as a C corporation during the entire period. See Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1997, the Company had approximately $67.8 million of cash, cash equivalents, and short-term investments. Prior to its initial public offering in May 1996, the Company's primary source of liquidity had been operating cash flow, periodically supplemented by borrowings under the Company's revolving credit and term facilities with a commercial bank. The Company has a loan agreement for up to $5.0 million of unsecured credit with interest, at the Company's option, at LIBOR plus 1.5% or the lender's prime rate. There were no borrowings under this loan agreement as of April 6, 1998. The

Company's loan agreement expires on April 30, 1998, and the Company currently intends to either renew this loan agreement or obtain similar financing elsewhere.

    On May 8, 1996, the Company completed an initial public offering of its Common Stock, which resulted in net proceeds to the Company of $37.8 million. A portion of the proceeds from the offering were used to retire the Company's term facilities. On August 27, 1996, the Company completed a follow-on public offering of its Common Stock resulting in net proceeds to the Company of approximately $27.8 million.

    Operating activities provided net cash flows of $2.9 million, $3.2 million and $7.5 million in 1995, 1996 and 1997, respectively, primarily as the result of increases in net income and in accrued compensation and is partially offset by increases in accounts receivable.

    Capital expenditures of $2.0 million, $4.0 million and $10.9 million in 1995, 1996 and 1997, respectively, consisted primarily of real estate, computer equipment and software and office furniture and equipment to support the growth and expansion of the Company. In April 1997, the Company purchased a Chicago West Loop building, of approximately 37,000 square feet, and its adjoining land for approximately $2.0 million. In February 1998, the Company purchased three buildings, of approximately 59,000 square feet, for $1.7 million, which are adjacent to the building purchased in April 1997. In addition, the Company is committed to purchase in the year 2000 another adjacent building of approximately 120,000 square feet for $2.9 million. These buildings, which will be part of the Company's West Loop complex, will accommodate the further development of WHISE, the relocation of the Company's headquarters and the growth of Company's branch office. The Company anticipates that a substantial majority of the net proceeds of this offering will be used to finance this development and expansion of the Company's Chicago West Loop complex. See "Use of Proceeds."

    During 1997, cash was supplemented by the exercise of stock options and the purchase of common stock through the employee purchase plan, which accounted for $3.8 million.

    The Company anticipates that the net proceeds from this offering, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its currently anticipated cash needs at least through the next twelve months.

YEAR 2000

    The Company believes that the effect of the Year 2000 on its internal information systems will have an immaterial impact on the Company. The Company believes that a majority of middle-market companies have yet to achieve Year 2000 compliance. To resolve the Year 2000 issue, many companies are electing to install new package software applications, rather than modify existing systems, thus creating significant demand for package software-related services such as those provided by the Company. Consequently, the Company believes that companies' need to address their Year 2000 compliance is creating significant demand for IT products and services such as those provided by the Company. There can be no assurance that the passage of the Year 2000 will not have a material adverse effect on the demand for the Company's services. In addition, while the Company is not aware of any existing or potential claims, the occurrence of Year 2000 related system failures in the information systems of clients of the Company could have a material adverse effect on the Company's business, financial condition and results of operation, whether or not the Company bears any responsibility, legal or otherwise, for the occurrence of those problems.

ACQUISITIONS

    On March 27, 1997, the Company acquired the business operations and select assets of OCD, a Chicago-based firm dedicated to strategic business consulting. The purchase price included a cash payment of $600,000 and 53,850 shares (approximate market value of $900,000) of restricted common stock that vests, pro rata, over a four-year period.

    On September 8, 1997, EBS merged into the Company in a business combination accounted for as a pooling-of-interests. The Company issued 214,986 shares of its Common Stock in exchange for all of the common stock of EBS. EBS is a Washington-based developer and marketer of software products and services designed to help companies select software systems. The stockholders' equity and operations of EBS were not material in relation to those of the Company. As such, the Company has recorded the combination as of September 8, 1997 without restating prior periods' statements of earnings to reflect the pooling-of-interests combination.

    On November 21, 1997, the Company acquired all the outstanding capital stock of Axis for 1,575,078 shares of its Common Stock. Headquartered in San Francisco with an office in New Jersey, Axis' approximately 130 professionals provide SAP-Registered Trademark-, network, Microsoft-Registered Trademark- enterprise, database and midrange solutions. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Axis.

    On November 21, 1997, the Company acquired all the outstanding capital stock of World for 134,622 shares of its Common Stock. Based in London, England, World specializes in J.D. Edwards implementation solutions through a network of approximately 30 IT professionals. This business combination has been accounted for as a pooling-of-interests combination. The stockholders' equity and operations of World were not material in relation to those of the Company. As such, the Company has recorded the combination without restating prior periods' statements of earnings to reflect the pooling-of-interests combination.

    On March 30, 1998, the Company acquired all of the outstanding capital stock of QCC for 300,000 shares of its Common Stock. Based in Boston, QCC specializes in Oracle, J.D. Edwards, data warehousing, business process reengineering and Year 2000 solutions through a network of 60 IT professionals. This business combination has been accounted for as a pooling-of-interests combination. The stockholders' equity and operations of QCC were not material in relation to those of the Company. As such, the Company has recorded the combination without restating prior periods' statements of earnings to reflect the pooling-of-interests combination.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." In addition to net income, comprehensive income includes items recorded directly to stockholders' equity such as the income tax benefit related to the exercise of certain stock options. This statement establishes new standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Adoption of this standard will only require additional financial statement disclosure detailing the Company's comprehensive income.

    In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise" and establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company does not believe that SFAS No. 131 will have a significant impact on its financial statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1997. This data has been prepared on the same basis as the audited financial statements, and in management's opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                                            QUARTERS ENDED
                                        --------------------------------------------------------------------------------------
                                        MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 28,   DEC. 31,
                                          1996       1996       1996       1996       1997       1997       1997       1997
                                                                            (IN THOUSANDS)
Revenues..............................  $  21,153  $  24,789  $  27,381  $  30,398  $  34,945  $  41,132  $  45,515  $  51,885
Cost of services......................     12,696     15,048     16,360     19,400     20,867     24,494     26,519     31,057
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit........................      8,457      9,741     11,021     10,998     14,078     16,638     18,996     20,828
Cost and expenses:

  Selling.............................        805        910        942        918      1,220      1,525      1,609      1,692
  Recruiting..........................        762        896        947        660        996      1,423      1,759      1,688
  General and administrative..........      5,433      6,394      6,634      7,066      8,339      9,545     11,234     12,965
  Business combination costs..........         --         --         --         --         --         --         --      1,771
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total costs and expenses..........      7,000      8,200      8,523      8,644     10,555     12,493     14,602     18,116
Operating income......................      1,457      1,541      2,498      2,354      3,523      4,145      4,394      2,712

Other income (loss)...................         (1)       313        307        741        740        795        908        932
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income before income taxes............      1,456      1,854      2,805      3,095      4,263      4,940      5,302      3,644
Income tax expense....................        468        674      1,121      1,159      1,714      2,003      2,093      2,022
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income............................  $     988  $   1,180  $   1,684  $   1,936  $   2,549  $   2,937  $   3,209  $   1,622
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                            QUARTERS ENDED
                                        --------------------------------------------------------------------------------------
                                        MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 28,   DEC. 31,
                                          1996       1996       1996       1996       1997       1997       1997       1997
                                                                            (IN THOUSANDS)
Total revenues, as
  Previously reported.................  $  17,794  $  21,069  $  23,302  $  25,327  $  29,046  $  34,732  $  39,252  $  51,885
Adjustments(1)........................      3,359      3,720      4,079      5,071      5,899      6,400      6,263         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues........................     21,153     24,789     27,381     30,398     34,945     41,132     45,515     51,885

Gross Profit, as
  Previously reported.................      7,119      8,382      9,459      9,839     11,681     14,160     16,581     20,828
Adjustments(1)........................      1,338      1,359      1,562      1,159      2,397      2,478      2,415         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total gross profit....................      8,457      9,741     11,021     10,998     14,078     16,638     18,996     20,828
Operating income, as
  Previously reported.................      1,118      1,421      2,362      2,515      2,698      3,315      3,788      2,712
Adjustments(1)........................        339        120        136       (161)       825        830        606         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating income................      1,457      1,541      2,498      2,354      3,523      4,145      4,394      2,712
Net income, as
  Previously reported.................        668      1,077      1,684      2,074      2,081      2,452      2,861      1,622
Adjustments(1)........................        320        103         --       (138)       468        485        348         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total net income......................  $     988  $   1,180  $   1,684  $   1,936  $   2,549  $   2,937  $   3,209  $   1,622

------------------------------

(1) Adjustments reflect the effect of the Axis acquisition accounted for as a pooling-of-interests on the amounts previously reported in the Company's filings with the Securities and Exchange Commission. See Note 4 of Notes to Consolidated Financial Statements for a more detailed discussion of this transaction.

    Variations in the Company's revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, timing of branch and service line expansion activities, the timing of corporate expenditures, and employee hiring and utilization rates.

                                    BUSINESS

    THE DISCUSSION BELOW CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE COMPANY'S MANAGEMENT. THE COMPANY'S RESULTS, PERFORMANCE AND ACHIEVEMENTS IN 1998 AND BEYOND COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, ANY SUCH FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS" FOR A DISCUSSION OF RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES. THE COMPANY HAS NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

SUMMARY

    Whittman-Hart provides strategic information technology business solutions designed to improve its clients' productivity and competitive position. The Company offers its clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems and midrange computing environments. The Company provides its services through five business units: Solution Strategies, Package Software Solutions, Custom Applications, Network Enabled Solutions, and Interactive Solutions. Among the services offered are systems integration; strategic IT planning; business process reengineering; organizational change management; package software evaluation and implementation; custom application development; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing and electronic commerce solutions (such as Internet/intranet and electronic data interchange). The Company believes this breadth of services fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology.

    Whittman-Hart's marketing efforts focus on middle-market companies ranging from $50 million to $500 million in annual revenues and divisions and departments of Fortune 500 companies. The Company serves clients in a broad range of industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. The Company employs consultants with business experience in these areas to enhance its ability to understand industry-specific business issues and develop unbiased IT solutions to address these issues. Many of the Company's clients have maintained ongoing relationships with Whittman-Hart over multiple years, spanning a variety of projects and services.

    Whittman-Hart sells and delivers its services through a network of sixteen branch offices located in Atlanta; Boston; Chicago; Cincinnati; Cleveland; Columbus, Ohio; Dallas; Denver; Grand Rapids, Michigan; Indianapolis; Milwaukee; Minneapolis; Morristown, New Jersey; Peoria, Illinois; San Francisco and London, England. Based on its experience operating its existing branches, the Company has developed a geographic expansion strategy which includes establishing new branches through both a greenfield approach and strategic acquisitions. The Company opened its Dallas and Columbus branches in 1996, its Cleveland, Grand Rapids and Atlanta branches in 1997, and its Minneapolis branch in the first quarter of 1998. Expansion plans for 1998 include significant growth of recently opened and acquired operations, continued evaluation of strategic acquisitions and solidifying the Company's Midwest presence by opening branches in cities such as Detroit, St. Louis and Kansas City.

INDUSTRY BACKGROUND

    Many businesses today are facing intense competition, accelerating technological change, personnel downsizing and widespread business process reengineering. Increasingly, these companies are turning to IT solutions to address these issues and to compete more effectively. As a result, the ability of an organization to integrate and deploy new information technologies has become critical.

    Although many companies have recognized the importance of IT systems and products to compete in this business climate, the process of designing, developing and implementing IT solutions has become increasingly complex. Companies are continuing to migrate away from centralized mainframes running proprietary software toward decentralized, scalable architectures based on personal computers, client/ server architectures, local and wide area networks, shared databases and packaged application software.

These advances have greatly enhanced the ability of companies to benefit from the application of IT. Consequently, the number of companies desiring to use IT in new ways and the number of end users within these organizations are rising rapidly.

    As a result of the variety and complexity of these new technologies, IT managers must integrate and manage open systems and distributed computing environments consisting of multiple computing platforms, operating systems, databases and networking protocols, and must implement off-the-shelf software applications to support business objectives. Companies must also continually keep pace with new developments, which often quickly render existing equipment and internal skills obsolete. At the same time, external economic factors have forced organizations to focus on core competencies and trim workforces in the IT management area. Accordingly, these organizations often lack the quantity or variety of IT skills necessary to design and develop solutions. IT managers are charged with developing and supporting increasingly complex systems and applications of significant strategic value, while working under budgetary, personnel and expertise constraints within their own organizations.

    Due to the foregoing factors, demand for IT services has grown significantly. The Company believes the demand for IT services is particularly strong among middle-market companies, which typically lack the time and technical resources to satisfy all of their IT needs internally. These companies require sophisticated, experienced counsel to achieve their business objectives. These companies must often rely on IT service providers to help implement and manage their systems. However, many middle-market companies must rely on multiple providers for their IT needs. Generally, larger IT service providers do not target these companies and smaller IT service providers often lack sufficient breadth of services or industry knowledge to satisfy these companies' needs. The Company believes this reliance on multiple service providers creates multiple relationships that are more difficult and less cost-effective to manage and can adversely impact the quality and compatibility of IT solutions. The Company also believes that a majority of middle-market companies have yet to achieve Year 2000 compliance. To resolve the issue, many companies are electing to install new package software applications, rather than modify existing systems, thus creating significant demand for package software-related services. Whittman-Hart provides middle-market companies with an objective, single-source for all of their IT needs.

THE WHITTMAN-HART SOLUTION

    The Whittman-Hart solution is designed to enable middle-market companies and divisions and departments of Fortune 500 companies to use IT as a more effective business tool. The following are key attributes of the Whittman-Hart solution:

    SOLVE CRITICAL BUSINESS PROBLEMS. The Company focuses on providing IT solutions that address strategic business issues, such as increasing productivity, reducing costs, improving customer service and using data more effectively. To maintain this focus, Whittman-Hart employs senior consultants and other professionals who have relevant experience in specific industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. In addition to this industry focus, the Company's professionals provide a high level of technical competency.

    PROVIDE WIDE RANGE OF IT SERVICES. Because many of its clients have multiple IT needs, the Company provides a wide range of IT services that are organized under five business units, with each business unit addressing a specific area of IT and specific IT problems. This structure enables the Company to be a single source provider of IT services while maintaining advanced skill sets offered by each business unit. The Company delivers modularized services using resources from one business unit as well as enterprise-wide solutions integrating resources from multiple business units. In response to the rapidly changing nature of IT, the Company regularly evaluates emerging technologies and their potential benefit as new services to clients. Based on these evaluations, the Company may expand the service lines of existing business units to enhance the Company's ability to support its clients' ongoing IT requirements.

    OFFER LOCAL PRESENCE. By delivering its services to clients through a geographically dispersed branch network, the Company demonstrates its commitment to each local market and enhances its ability to attract skilled, locally based consultants. The branch network increases efficiencies to clients, enhances responsiveness and minimizes travel expense. Furthermore, Whittman-Hart believes that local branch offices establish greater name recognition for the Company and increase referrals for its services within the potential client base in their locales. As a result, the Company believes it has a competitive advantage when competing against firms that do not maintain a local presence.

    IMPLEMENT UNBIASED SOLUTIONS. To ensure its clients receive the optimal IT solution for their business needs, the Company implements solutions that are unbiased as to specific hardware or software providers. The Company offers an objective viewpoint and assessment of the advantages and disadvantages of each particular IT solution, including package software applications, platforms and operating systems. Consistent with this approach, the Company avoids the bias of generating significant revenue from promoting particular third-party products. By offering its services independently, Whittman-Hart is able to take a flexible approach to its clients' business problems and provide them with a best-of-breed IT solution.

FIVE-YEAR STRATEGIC BUSINESS PLAN: FOCUS 2002

    In 1997, the Company launched Focus 2002, its five-year strategic business plan. The Company's objectives are to become a trusted business advisor to clients, be the employer of choice in the IT services industry and deliver its services through a global network of offices. The Company also established an Executive Committee to provide leadership and accountability for execution of the strategic plan. As part of the Focus 2002 plan, the Company intends to:

    FOCUS ON THE MIDDLE MARKET. Whittman-Hart believes demand will remain strong for IT services among middle-market companies. The Company also believes its middle-market clients require a wide range of solutions, from specific technical capabilities to complete enterprise-wide solutions. Also, given that middle-market companies generally operate under a flatter, more resource-limited organization than large companies, Whittman-Hart's willingness and ability to transfer knowledge from its consultants to its client's staff is important to project success. The Company has structured and integrated its business development process and service delivery methodologies to accommodate this market segment's needs.

    EXPAND GEOGRAPHIC PRESENCE. Whittman-Hart plans to expand by adding branches in targeted locations through both a greenfield approach and strategic acquisitions. The Company uses an evaluation methodology to identify cities that possess the characteristics needed to support a successful branch operation. Under the methodology, the Company evaluates and prioritizes geographic markets based on, among other things, the estimated number of potential clients and the overall business environment. This methodology also identifies the appropriate mix of service offerings in such markets. The Company believes at least 25 domestic cities satisfy its branch expansion criteria. Additionally, the Company's branch network model minimizes costs by reducing consultant travel expenses and attracts IT professionals who wish to work in the markets where they live.

    The Company opened its Dallas and Columbus branches in 1996, its Cleveland, Grand Rapids and Atlanta branches in 1997, and its Minneapolis branch in the first quarter of 1998, through greenfield expansion. Also in 1997, the Company developed its presence in San Francisco, New York and London through the acquisitions of Axis and World. In 1998, the Company established a presence in Boston through its acquisition of QCC. Expansion plans for 1998 include significant growth of recently opened operations in Minneapolis and continued evaluation of strategic acquisitions and new branch locations.

    ANTICIPATE AND RESPOND TO MARKET OPPORTUNITIES. Whittman-Hart believes that it can increase its revenues from existing clients and attract new clients by expanding its range of IT services. To advance this strategy, in 1997 the Company established a National Solutions organization to identify, develop and launch new IT services. The Company believes its solution development process is a competitive advantage. The process enables high-value services to be delivered consistently and efficiently through the Company's branch network. Each solution packaged for the market has been previously implemented at numerous Whittman-Hart clients with a common methodology to ensure quality deliverables. In addition to internal development, the Company adds new competencies and skills through acquisition. In 1997, Whittman-Hart acquired OCD and EBS, augmenting the Company's existing strategic IT services delivered through its Solution Strategies business unit. Through its acquisition of Axis in November 1997, the Company gained additional expertise in SAP, network, Microsoft enterprise, database, and midrange solutions. In addition, in March 1998, the Company acquired QCC, an IT services provider specializing in Oracle, J.D. Edwards, data warehousing, business process reengineering and Year 2000 solutions.

    Recent additions to the service line include package software evaluation services integrating EBS' ChooseSmart-Registered Trademark- tools with Whittman-Hart's testing methodology, and customized, performance-based end-user training for package software implementations.

    LEVERAGE EXISTING CLIENT BASE. Whittman-Hart believes it can sustain growth in its existing branches by continuing to establish and maintain long-term client relationships. The access and goodwill offered by these relationships provide the Company with significant advantages over its competitors in marketing additional services and solutions to such clients. The Company also believes its ability to address its clients' needs throughout the life cycle of their IT systems distinguish the Company from many of its competitors.

    PURSUE AGREEMENTS WITH BUSINESS PARTNERS. Whittman-Hart forms strategic relationships with business partners to share technical and industry knowledge and pursue joint marketing opportunities. For example, the Company has established business partner relationships with such companies as Informix Software, Inc., IBM Corporation, INTO2000, Inc., J.D. Edwards, Inc., Lotus Corporation, Microsoft Corporation, Novell, Inc., Oracle Corporation, SAP AG, System Software Associates, Inc. and Sybase, Inc. These relationships typically allow the Company to gain access to training, product support and the technology developed by these partners. The training programs often enable Company employees to become certified in a given technology. Establishing these relationships allows the Company to use the business partner's name and the "business partner" designation in marketing the Company's services. These relationships also facilitate the Company's pursuit of marketing opportunities with the business partners.

    The business partner relationships do not require the Company to use technology developed by the business partners in implementing IT solutions for clients. Nonetheless, the Company may be retained by a client based in part upon one or more of the Company's business partner relationships.

    ATTRACT, DEVELOP AND RETAIN IT PROFESSIONALS WITH THE SKILLS AND COMPETENCIES THAT MAXIMIZE CLIENT VALUE. In order to address the strong demand for qualified consultants in the IT services industry, the Company has established a National Recruiting organization to facilitate the identification of senior-level employee candidates and the efficient processing of a large number of applicants. Whittman-Hart dedicates significant resources to recruiting consultants with both IT consulting and industry experience. Many consultants are selected from among the largest and most successful IT, accounting and other professional services organizations. The Company reimburses employees for education and training, provides computer-based training curricula and provides employees with hands-on training experience in a diverse array of computing environments.

    LEVERAGE INTELLECTUAL CAPITAL AND FOSTER ORGANIZATIONAL LEARNING. The Company believes that the greatest value and competitive advantage it offers is the collective knowledge, or intellectual capital of its employees. As the Company launches branches in new cities, acquires other firms, has more of its employees work remotely, and provides services for technology which is increasingly complex, it becomes more difficult to build, share and apply knowledge throughout the organization. To that end, the Company is continuing to build the infrastructure to enable it to leverage the intellectual assets of the Company.

    WHISE is the Company's strategic learning institution designed to contribute to the execution of the Company's strategic business plan--Focus 2002. The goal of WHISE is to help achieve the plan's objectives by providing employees with opportunities to build competencies that maximize client value and by increasing employee retention. WHISE provides a specialized training methodology using a "virtual learning environment" to guide consultants through a progression of skill and competency development programs. WHISE employs instructor-led multimedia and computer-based training and tools, as well as distance learning and self-study programs. The Company believes that the WHISE curriculum and methodology enable it to train employees efficiently and effectively, and to develop consultants with both business and technical expertise.

    Through WHISE, the Company has also formed strategic partnerships with external educational institutions, such as formal apprenticeship and internship programs, joint seminars and symposiums, joint research and publication activities, and joint degree and certification programs. These strategic partnerships support the Company's business needs by enhancing specific technology skills in potential employee recruits that are needed in the Company's business and by raising the Company's name recognition and profile with institutions that will supply many of the Company's future employees.

SERVICES

    Whittman-Hart offers its clients a single source for a comprehensive range of IT services required to successfully design, develop and implement integrated IT solutions in diverse computing environments. The Company believes that successful implementation of a major systems project requires a wide range of skills and a comprehensive methodology for delivering these skills in an efficient and effective manner. Accordingly, the Company employs senior consultants who possess industry-specific knowledge and a broad range of technical expertise. In addition, the Company has developed a methodology for delivering these skills, which includes in-depth consultation with the client and development of a well-defined blueprint and specific timetable for the project.

    The Company delivers its solutions through five business units focused on providing integrated services in specific areas of expertise -- Solution Strategies, Package Software Solutions, Custom Applications, Network Enabled Solutions, and Interactive Solutions. These groups also work together to provide cross-functional solutions. For example, solutions for the Internet incorporate disciplines from the full spectrum of Whittman-Hart's business units.

    SOLUTION STRATEGIES. The Solution Strategies business unit helps clients identify their critical business objectives and formulates integrated people, process and technology solutions to improve their business. Services provided by this group include: managing cross-functional business solutions; developing IT strategies; designing information architectures; and implementing business process redesign, industry specific solutions and organizational change management.

    PACKAGE SOFTWARE SOLUTIONS. The Package Software Solutions business unit employs a business-requirements and user-driven methodology for rapid package software implementations. Combined with end-user training, quality assurance and organizational change management, Whittman-Hart provides a complete package implementation solution. The group has teams dedicated to the products of popular software vendors, including J.D. Edwards, Oracle, PeopleSoft, SAP and System Software Associates.

    CUSTOM APPLICATIONS. The Custom Applications business unit develops and maintains custom business software applications, from analysis and design through software testing and quality assurance. The group employs traditional approaches and software reuse frameworks to develop applications that meet clients' needs rapidly and efficiently with high quality results. The group works with a wide range of development technologies from mainstream application development languages and technologies to state-of-the-art CASE and object-oriented tools.

    NETWORK ENABLED SOLUTIONS. The Network Enabled Solutions business unit uses network computing strategies and technologies to develop business connectivity solutions that allow people, technology and organizations to work collaboratively, regardless of geographic location. Examples of these solutions include network design and management, and Internet and electronic commerce strategies.

    INTERACTIVE SOLUTIONS. The Interactive Solutions business unit helps clients assess their training and education needs and develop appropriate strategies. The group provides customized, performance-based training solutions to support package and custom software system implementations in instructor-led and computer-based formats. The group also develops multimedia presentations and World Wide Web site designs.

CLIENTS

    Whittman-Hart's clients consist primarily of middle-market companies ranging from $50 million to $500 million in annual revenues and divisions and departments of Fortune 500 companies. Many of the Company's clients have maintained ongoing relationships with Whittman-Hart over many years, spanning multiple projects and services. The Company believes that it has established significant ongoing relationships with many of its clients.

    Whittman-Hart's ten most significant clients accounted for approximately 28% and 17% of its revenues during 1996 and 1997, respectively. During 1995, 1996 and 1997, no client accounted for more than 10% of the Company's total revenues. Annual revenues from each of the Company's ten largest clients in 1997 ranged from approximately $2.0 million to $7.1 million. The Company has served clients in a broad range of industries, including the following:

           COMMUNICATIONS                      CONSUMER PRODUCTS                        DISTRIBUTION
              Advantis                  Brach & Brock Confections, Inc.              Amway Corporation
     Ameritech Custom Business                  Select Beverages            Boise Cascade Office Products Corp.
      ITP Southwest Publishing              Sutter Home Winery, Inc.                 Brightpoint, Inc.

         FINANCIAL SERVICES                        HEALTHCARE                            INSURANCE
American National Bank and Trust of               Emcare, Inc.                    American General Finance
              Chicago                  Community Hospital of Indianapolis    Blue Cross/Blue Shield of Illinois
   Banc One Services Corporation      Ohio State University Medical Center      State Farm Insurance Company
        Novus Services, Inc.

           MANUFACTURING                        PHARMACEUTICALS                    PROFESSIONAL SERVICES
         Caterpillar, Inc.                     Abbot Laboratories               Manpower International Inc.
     General Cable Corporation            Bristol-Myers Squibb Company                Sidley & Austin
         Herff Jones, Inc.                   Eli Lilly and Company                    Winston & Strawn
        Viskase Corporation

        RETAIL                   TECHNOLOGY
   Cotter & Company              Molex Inc.
   Pleasant Company      Pentax Technologies Corp.
     Walgreen Co.        PLATINUM TECHNOLOGY, INC.

SALES AND MARKETING

    Whittman-Hart markets and provides its services directly through its branch offices. Sources of new client relationships include referrals, telemarketing and Whittman-Hart's integrated marketing activities. The Company's Business Development organization is supported by its prospect database, which includes the names of companies and decision-makers in each targeted geographic market. This proprietary Lotus-TM- Notes-based information system, a component of the Whittman-Hart Information Network, also allows Whittman-Hart employees to access the Company's skills database and project portfolio.

    In 1997, the Company introduced a team-based selling approach, focusing on introducing enterprise-wide solutions to "C" level executives (CEO, CIO, CFO, etc). The approach incorporates representatives from both the business development and solution delivery disciplines. Whittman-Hart account executives establish contact with targeted prospects to create awareness, understanding and preference for the Company. Account executives also identify general client needs and introduce the appropriate IT consultant or team of IT consultants to help develop the initial proposal. An Enterprise Account Manager (EAM) is assigned to the account to establish a long-term relationship. The EAM serves as the client's primary source of IT advice and overall coordinator of Whittman-Hart's multiple service offerings to the client.

HUMAN RESOURCES

    The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. Whittman-Hart dedicates significant resources to recruiting consultants with both IT consulting and industry experience. Many consultants are selected from among the largest and most successful IT, accounting and other professional services organizations. Each candidate is screened through detailed interviews by Whittman-Hart's recruiting personnel, technical interviews by consultants and an appraisal by Whittman-Hart's managers. As of April 6, 1998, the Company employed approximately 2,000 employees, of whom approximately 1,550 were consultants.

    Whittman-Hart has implemented a number of distinctive human resources programs. For example, the Company's performance-based incentive compensation program provides guidelines for career development, encourages development of skills, provides a tool to manage the employee development process and establishes compensation guidelines. Whittman-Hart has also developed WHISE to guide consultants through a progression of skill and competency development programs. The Company reimburses employees for education and training, provides computer-based training curricula and provides employees with hands-on training experience in a diverse array of computing environments. In addition, Whittman-Hart developed a centralized New Employee Orientation (NEO) program that features facilitated multimedia presentations and a computer-based training program.

    None of the Company's employees are subject to a collective bargaining arrangement. Whittman-Hart has entered into employment agreements, which are terminable upon two weeks notice (without substantial penalty), with virtually all of its sales, recruiting and technical personnel. The agreements contain noncompetition, nondisclosure and nonsolicitation covenants. Although most consultants are Company employees, the Company does engage consultants as independent contractors from time to time.

COMPETITION

    The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company.

    The Company believes its principal competitive advantages in the IT services market include: (i) focus on the middle market; (ii) breadth of services offered; (iii) technical expertise; (iv) knowledge and experience in the industry; (v) perceived value; (vi) quality of service and responsiveness to client needs; and (vii) speed in delivering IT solutions.

INTELLECTUAL PROPERTY RIGHTS

    Whittman-Hart's success has resulted, in part, from its methodologies and other proprietary intellectual property rights. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

    Software developed by Whittman-Hart in connection with a client engagement is typically assigned to the client. In limited situations, the Company may retain ownership, or obtain a license from its client, which permits Whittman-Hart or a third party to market the software for the joint benefit of the client and Whittman-Hart or for the sole benefit of Whittman-Hart.

    Whittman-Hart-Registered Trademark-, Circle Line
Design-Registered Trademark-, Making Information Technology
Work-Registered Trademark-, We Are IT-Registered Trademark-, Compliance 2000-Registered Trademark- and The Leader in IBM Midrange
Solutions-Registered Trademark- are registered service marks of Whittman-Hart. The Company holds no patents or registered copyrights, and has no present intention of making any copyright or patent applications.

PROPERTIES

    Whittman-Hart's principal executive offices are located at 311 South Wacker Drive, Chicago, Illinois. The Company's lease on these premises covers approximately 50,000 square feet and expires October 31, 2004. The Company also leases facilities in Indianapolis, Milwaukee, Minneapolis, Atlanta, Denver, Grand Rapids, Cincinnati, Peoria, Ft. Wayne, Dallas, Cleveland, Columbus, San Francisco, New Jersey and London. In addition, the Company purchased an approximately 37,000 square foot West Loop facility in Chicago in April 1997, and three of its adjacent buildings, approximating 59,000 square feet, in February 1998. In the year 2000, the Company is committed to purchase an approximately 120,000 square foot building adjacent to the Company's recently acquired Chicago West Loop facilities, for approximately $2.9 million. These facilities are being acquired to expand and develop the Company's West Loop complex, which will house WHISE, the Company's Chicago branch and the Company's headquarters. When completed, the Chicago West Loop complex will provide state-of-the-art facilities for approximately 1,000 employees. Whittman-Hart anticipates that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

    Whittman-Hart is not presently involved in any legal proceedings which the Company believes are material to its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company and their respective ages and positions as of March 31, 1998, are as follows:

                        NAME                              AGE                           POSITION
Robert F. Bernard....................................  36         Chairman of the Board and Chief Executive Officer

Edward V. Szofer.....................................  38         Director, President and Secretary

Kevin M. Gaskey......................................  39         Chief Financial Officer and Treasurer

Stanley F. Martin....................................  43         Chief Operating Officer

Robert F. Steel (1)(2)...............................  43         Director

Paul D. Carbery (1)(2)...............................  36         Director

Lawrence P. Roches (1)(2)............................  46         Director

------------------------------

(1)  Member of the Audit Committee of the Board of Directors.

(2)  Member of the Compensation Committee of the Board of Directors.

    ROBERT F. BERNARD, the founder of the Company, has served as Chairman of the Board and Chief Executive Officer of the Company since its inception in 1984. From 1984 to August 1997, Mr. Bernard also served as the Company's President. He was selected as the KPMG Illinois High Tech Entrepreneur of the Year in 1992.

    EDWARD V. SZOFER has served as a director of the Company since August 1995, has been President since August 1997 and Secretary since May 1996. Prior to August 1997, Mr. Szofer served as Vice President of the Company. From 1984 to December 1993, Mr. Szofer held various management positions with the Company in operations. Mr. Szofer was employed as a consultant in the Management Information Consulting division of Arthur Andersen & Co. prior to joining the Company.

    KEVIN M. GASKEY, a certified public accountant, has served as the Chief Financial Officer and Treasurer of the Company since early 1990. From 1985 to 1990, Mr. Gaskey held various corporate and division financial management positions with Baxter International, Inc., with a significant focus on Baxter's Caribbean operations, as well as overseeing the financial arm of their start-up software entity. Prior to 1985, Mr. Gaskey was employed by Beatrice Companies, Inc. and KPMG Peat Marwick LLP.

    STANLEY F. MARTIN has served as the Company's Chief Operating Officer since August 1997. Mr. Martin joined the Company in January 1997 as the Vice President of Sales and Marketing before becoming the Company's Chief Operating Officer. From 1994 until joining the Company, Mr. Martin was the Area Director of Sales and Marketing for Ernst & Young LLP in New York. From 1988 to 1994, Mr. Martin served as a Divisional Vice President with Siemens Nixdorf Information Systems, managing a business unit that developed, marketed and sold client server applications for the U.S. market. Mr. Martin previously served in a variety of management positions with IBM Corporation.

    ROBERT F. STEEL has served as a director of the Company since August 1995. He served as Secretary from January 1996 to May 1996. Since 1977, Mr. Steel has served in various positions with K.A. Steel Chemicals Inc., a chemical processing firm, most recently as President, Chief Executive Officer and Director. Mr. Steel also serves as an officer and director of several other privately held companies.

    PAUL D. CARBERY has served as a director of the Company since August 1995. Mr. Carbery has been a general partner of Frontenac Company, a private equity investment management partnership, since June 1993 and was an associate of that firm from September 1989 to June 1993. He also serves as a director of Mastering, Inc. as well as several privately held companies.

    LAWRENCE P. ROCHES has served as a director of the Company since August 1995. He was the Chief Executive Officer and a director of Quantra Corporation, a provider of investment management systems for securities, mortgage loans and real estate portfolios from September 1994 to March 1998. From November 1991 to August 1994, he was employed as the Vice President of Marketing of ShipNet Systems, Inc., an information services company. From October 1985 to May 1991, Mr. Roches was employed as Vice President of Technology and Chief Services Officer of System Software Associates, Inc., a software company.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares offered hereby, by each of the Selling Stockholders. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has, to the Company's knowledge, sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder.

                                                           BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                                             PRIOR TO OFFERING       NUMBER OF     AFTER OFFERING (1)
                                                        ---------------------------    SHARES    -----------------------
                                                          NUMBER OF                    BEING     NUMBER OF
                         NAME                               SHARES        PERCENT     OFFERED      SHARES      PERCENT
Robert F. Bernard (2)(3)..............................    7,465,714          33.0%    1,053,873   6,411,841       26.1%
Graham Weston (2)(3)..................................      662,939(4)        2.8        25,000     637,939        2.6
Peter Boboff (2)(3)...................................      537,939(4)        2.3        75,000     462,939        1.9
Edward V. Szofer (2)(3)...............................      432,403           1.8        25,000     407,403        1.7
Alphonse M. Lucchese, Jr. (3).........................      161,050(5)       *           50,000     111,050       *
Edward J. Quinn (3)...................................       150,000  (5)      *         50,000     100,000       *
Susan B. Reardon (2)(3)...............................       102,314         *           15,000      87,314       *
Arthur R. Roldan......................................        50,468         *            6,127      44,341       *

------------------------------

* Less than 1%.

(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Includes shares of Common Stock which can be acquired through the exercise of options within 60 days of March 31, 1998, as follows: Robert F. Bernard -- 19,730; Peter Boboff -- 400 shares; Graham Weston -- 400 shares; Edward
    V. Szofer -- 52,163 shares; Alphonse M. Lucchese, Jr. -- 11,050 shares; and Susan B. Reardon --56,728 shares.

(3) Mr. Bernard is the Chairman of the Board and Chief Executive Officer, Mr. Szofer is the President and Secretary, and Ms. Reardon and Messrs. Weston, Boboff, Lucchese, Jr. and Quinn are employees of the Company.

(4) Represents registered shares acquired in connection with the Company's acquisition of Axis.

(5) Represents shares acquired in connection with the Company's acquisition of QCC. In connection with the acquisition, Messrs. Lucchese, Jr. and Quinn received registration rights covering 50% of their shares of Common Stock of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement dated
           , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Adams, Harkness & Hill, Inc., BancAmerica Robertson Stephens, and Deutsche Morgan Grenfell Inc. (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                                       NUMBER OF
                                            UNDERWRITERS                                                 SHARES
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
Adams, Harkness & Hill, Inc..........................................................................
BancAmerica Robertson Stephens.......................................................................
Deutsche Morgan Grenfell Inc.........................................................................

                                                                                                       ----------

  Total..............................................................................................   2,600,000
                                                                                                       ----------
                                                                                                       ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

    The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the price set forth on the cover page of this Prospectus and in part to certain dealers at such price, less a concession not
in excess of $    per share. The Underwriters may allow, and such dealers may
re-allow to certain other dealers, a concession not in excess of $    per share.
After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Underwriters at any time without notice.

    The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 390,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and each of the Selling Stockholders has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ, except that the Company may issue shares upon the exercise of stock options granted prior to the date of this Prospectus, and may grant additional options under its stock option and other employee compensation plans, provided that, without the prior written consent of DLJ, such options shall not be exercisable during such period. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of the Selling Stockholders has agreed not to make any demand for, or excise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

    Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

    The legality of the issuance of the shares offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis, Chicago, Illinois.

                                    EXPERTS

    The Consolidated Financial Statements and Schedule of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 included herein, and incorporated by reference herein to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been included herein, and incorporated by reference, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and incorporated by reference, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete; with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of either of them or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, are also available on the Commission's web site at http://www.sec.gov.

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy material and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed in the Nasdaq National Market, and such reports, proxy material and other information can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

    Copies of reports, proxy and information statements and other information regarding registrants that file electronically, including the Company, are available on the Commission's web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-28166) are incorporated into this Prospectus by reference:

    (a) Annual Report on Form 10-K for the year ended December 31, 1997;

    (b) Registration Statement on Form 8-A filed with the Commission pursuant to
       Section 12(g) of the Exchange Act; and

    (c) The Company's current report on Form 8-K dated April 13, 1998.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents were filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Whittman-Hart, Inc., 311 South Wacker Drive, Suite 3500, Chicago, Illinois 60606, Attention: David Shelow, General Counsel, (312) 922-9200.

                              WHITTMAN-HART, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
Independent Auditors' Report...............................................................................     F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997...............................................     F-3

Consolidated Statements of Earnings for the years ended December 31, 1995, 1996 and 1997...................     F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995, 1996 and 1997.......     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997.................     F-6

Notes to Consolidated Financial Statements.................................................................     F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Whittman-Hart, Inc.:

    We have audited the accompanying consolidated balance sheets of Whittman-Hart, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whittman-Hart, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
February 13, 1998

                      WHITTMAN-HART, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                           AS OF DECEMBER 31,
                                                                                       --------------------------
                                                                                           1996          1997
Current assets:
  Cash and cash equivalents..........................................................  $ 36,462,767  $  9,050,811
  Short-term investments.............................................................    30,901,003    58,708,379
  Trade accounts receivable, net of allowance for doubtful accounts of
    $160,000 and $497,746 in 1996 and 1997, respectively.............................    18,232,619    34,077,154
  Income tax receivable..............................................................       140,154            --
  Prepaid expenses and other current assets..........................................     1,372,138     3,185,175
  Notes and interest receivable......................................................        28,885        48,602
  Deferred income taxes..............................................................       342,732       801,315
                                                                                       ------------  ------------
    Total current assets.............................................................    87,480,298   105,871,436
Property and equipment, at cost:
  Land...............................................................................            --       200,000
  Building...........................................................................            --     4,876,649
  Office furniture and equipment.....................................................     3,850,501     7,688,607
  Computer equipment and software....................................................     4,425,363     6,321,955
  Automobiles........................................................................        60,612       165,923
  Leasehold improvements.............................................................       466,579       708,691
                                                                                       ------------  ------------
                                                                                          8,803,055    19,961,825
  Less accumulated depreciation and amortization.....................................    (2,838,167)   (4,880,762)
                                                                                       ------------  ------------
Net property and equipment...........................................................     5,964,888    15,081,063
Notes receivable.....................................................................       148,263       149,019
Other assets.........................................................................       481,317       699,302
                                                                                       ------------  ------------
  Total assets.......................................................................  $ 94,074,766  $121,800,820
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable -- stockholder.......................................................  $    200,000  $         --
  Accounts payable...................................................................     1,625,480     2,039,125
  Accrued compensation and related costs.............................................    10,479,731    15,684,561
  Accrued expenses and other liabilities.............................................     1,111,117     3,977,585
  Income taxes payable...............................................................            --     1,426,632
                                                                                       ------------  ------------
    Total current liabilities........................................................    13,416,328    23,127,903
Deferred income taxes................................................................       217,172       190,562
Deferred rent........................................................................       888,165     1,329,225
                                                                                       ------------  ------------
    Total liabilities................................................................    14,521,665    24,647,690
Stockholders' equity:
  Preferred stock, $.001 par value; 3,000,000 shares authorized, none issued and
    outstanding......................................................................            --            --
  Common stock, $.001 par value; 37,000,000 authorized, 21,709,758 and 22,603,627
    shares issued in 1996 and 1997, respectively.....................................        21,710        22,604
  Additional paid-in capital.........................................................    73,265,367    81,698,871
  Retained earnings..................................................................     6,376,652    16,644,138
  Deferred compensation..............................................................       (97,831)   (1,209,925)
  Cumulative translation adjustment..................................................            --        (2,558)
                                                                                       ------------  ------------
                                                                                         79,565,898    97,153,130
  Common stock held in treasury, at cost; 6,605 shares in 1996.......................       (12,797)           --
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................    79,553,101    97,153,130
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................  $ 94,074,766  $121,800,820
                                                                                       ------------  ------------
                                                                                       ------------  ------------

          See accompanying Notes to Consolidated Financial Statements.

                      WHITTMAN-HART, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                             YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------------------
                                                                       1995            1996            1997
Revenues.........................................................  $  60,804,606  $  103,721,206  $  173,476,599
Cost of services.................................................     38,342,169      63,504,132     102,936,689
                                                                   -------------  --------------  --------------
  Gross profit...................................................     22,462,437      40,217,074      70,539,910
Costs and expenses:
  Selling........................................................      2,534,682       3,574,987       6,045,655
  Recruiting.....................................................      2,275,025       3,264,886       5,865,988
  General and administrative.....................................     15,921,585      25,526,759      42,083,520
  Business combination costs.....................................             --              --       1,771,257
                                                                   -------------  --------------  --------------
    Total costs and expenses.....................................     20,731,292      32,366,632      55,766,420
                                                                   -------------  --------------  --------------
Operating income.................................................      1,731,145       7,850,442      14,773,490
Other income (expense):
  Interest expense...............................................       (216,468)        (57,458)        (28,586)
  Interest income................................................        124,224       1,576,901       3,587,791
  Other, net.....................................................        142,584        (159,812)       (183,949)
                                                                   -------------  --------------  --------------
    Total other income (expense).................................         50,340       1,359,631       3,375,256
                                                                   -------------  --------------  --------------
Income before income taxes.......................................      1,781,485       9,210,073      18,148,746
Income taxes (benefit)...........................................        (33,435)      3,422,295       7,831,769
                                                                   -------------  --------------  --------------
Net income.......................................................  $   1,814,920  $    5,787,778  $   10,316,977
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------
Pro forma income data (unaudited):
  Net income as reported.........................................      1,814,920       5,787,778      10,316,977
  Pro forma adjustment to provision for income taxes.............        666,593              --              --
                                                                   -------------  --------------  --------------
Pro forma net income (actual in 1996 & 1997).....................  $   1,148,327  $    5,787,778  $   10,316,977
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------
Basic earnings per share.........................................  $        0.09  $         0.32  $         0.47
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------
Diluted earnings per share.......................................  $        0.08  $         0.29  $         0.44
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------
Weighted average number of common shares
  outstanding....................................................     12,697,918      17,856,109      22,060,917
Weighted average number of common and common equivalent shares
  outstanding....................................................     15,704,850      19,846,743      23,672,294

          See accompanying Notes to Consolidated Financial Statements.

                      WHITTMAN-HART, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   TREASURY STOCK
                                    COMMON STOCK       ADDITIONAL                                      AT COST         CUMULATIVE
                                ---------------------    PAID-IN     RETAINED      DEFERRED     ---------------------  TRANSLATION
                                  SHARES     AMOUNT      CAPITAL     EARNINGS    COMPENSATION    SHARES      AMOUNT    ADJUSTMENT
Balance at December 31, 1994..  12,653,918  $  12,654  $   993,185  $   504,121   $        --      (3,236) $   (4,230)
Partnership income before
  business combination........                           1,730,167
Net income after business
  combination.................                                           84,753
Purchase of common stock......                                                                    (12,160)    (19,868)
Issuance of common stock......     185,400        185      249,815
Purchase and retirement of
  common stock................    (521,496)      (521)  (1,499,479)
Partnership capital
  distributions...............                          (1,040,122)
Redeemable convertible
  preferred stock dividend....                            (133,334)     (50,000)
Accretion of redeemable
  convertible preferred stock
  issuance costs..............                              (7,236)
                                ----------  ---------  -----------  -----------  -------------  ---------  ----------  -----------
Balance at December 31, 1995..  12,317,822     12,318      292,996      538,874            --     (15,396)    (24,098)
Net income....................                                        5,787,778
Issuance of common stock......   7,363,528      7,363   65,738,869
Issuance of common stock from
  exercise of stock options...      42,660         43      209,810                                 46,563      84,406
Issuance of common stock from
  employee stock purchase
  plan........................      73,600         74      529,845
Tax benefit related to stock
  plans.......................                             836,976
Purchase of common stock......                                                                    (37,772)    (73,105)
Conversion of redeemable
  convertible preferred stock
  to common stock.............   1,912,148      1,912    5,531,931       50,000
Deferred compensation from
  issuance of stock options...                             124,940                   (124,940)
Amortization of deferred
  compensation................                                                         27,109
                                ----------  ---------  -----------  -----------  -------------  ---------  ----------  -----------
Balance at December 31, 1996..  21,709,758     21,710   73,265,367    6,376,652       (97,831)     (6,605)    (12,797)
Net income....................                                       10,316,977
Issuance of common stock
  related to acquisitions.....     349,608        350      387,112      (49,491)
Issuance of common stock
  related to software
  purchase....................      10,422         10      247,863
Issuance of common stock from
  exercise of stock options...     391,511        392    2,618,858                                  6,605      12,797
Issuance of common stock from
  employee stock purchase
  plan........................      66,478         66    1,194,755
Tax benefit related to stock
  plans.......................                           2,510,523
Issuance of restricted stock
  awards and options..........      75,850         76    1,474,393                 (1,474,469)
Translation adjustment........                                                                                             (2,558)
Amortization of deferred
  compensation................                                  --                    362,375
                                ----------  ---------  -----------  -----------  -------------  ---------  ----------  -----------
Balance at December 31, 1997..  22,603,627  $  22,604  $81,698,871  $16,644,138   $(1,209,925)         --          --   $  (2,558)
                                ----------  ---------  -----------  -----------  -------------  ---------  ----------  -----------
                                ----------  ---------  -----------  -----------  -------------  ---------  ----------  -----------


                                   TOTAL
Balance at December 31, 1994..  $ 1,505,730
Partnership income before
  business combination........    1,730,167
Net income after business
  combination.................       84,753
Purchase of common stock......      (19,868)
Issuance of common stock......      250,000
Purchase and retirement of
  common stock................   (1,500,000)
Partnership capital
  distributions...............   (1,040,122)
Redeemable convertible
  preferred stock dividend....     (183,334)
Accretion of redeemable
  convertible preferred stock
  issuance costs..............       (7,236)
                                -----------
Balance at December 31, 1995..      820,090
Net income....................    5,787,778
Issuance of common stock......   65,746,232
Issuance of common stock from
  exercise of stock options...      294,259
Issuance of common stock from
  employee stock purchase
  plan........................      529,919
Tax benefit related to stock
  plans.......................      836,976
Purchase of common stock......      (73,105)
Conversion of redeemable
  convertible preferred stock
  to common stock.............    5,583,843
Deferred compensation from
  issuance of stock options...           --
Amortization of deferred
  compensation................       27,109
                                -----------
Balance at December 31, 1996..   79,553,101
Net income....................   10,316,977
Issuance of common stock
  related to acquisitions.....      337,971
Issuance of common stock
  related to software
  purchase....................      247,873
Issuance of common stock from
  exercise of stock options...    2,632,047
Issuance of common stock from
  employee stock purchase
  plan........................    1,194,821
Tax benefit related to stock
  plans.......................    2,510,523
Issuance of restricted stock
  awards and options..........           --
Translation adjustment........       (2,558)
Amortization of deferred
  compensation................      362,375
                                -----------
Balance at December 31, 1997..  $97,153,130
                                -----------
                                -----------

          See accompanying Notes to Consolidated Financial Statements.

                      WHITTMAN-HART, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                        ----------------------------------------
                                                                                           1995          1996          1997
Cash flows from operating activities:
  Net income..........................................................................  $ 1,814,920  $  5,787,778  $  10,316,977
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.....................................................      638,365     1,314,088      2,485,311
    Deferred income taxes.............................................................      (50,000)     (183,360)      (632,793)
    Gain on disposition of property and equipment.....................................           --       (12,489)            --
    Unrealized gain on investments....................................................           --            --       (594,119)
    Gain on sales of short-term investments...........................................           --       (10,438)        (4,641)
    Executive stock expense...........................................................      241,668        30,214             --
    Changes in assets and liabilities, net of acquisition:
      Trade accounts receivable, net..................................................   (5,027,256)   (7,995,384)   (15,056,464)
      Income taxes receivable.........................................................           --       535,865        140,154
      Prepaid expenses and other current assets.......................................      129,508      (877,014)    (1,814,306)
      Notes receivable................................................................       (2,459)      334,452        (20,473)
      Other assets....................................................................     (120,389)     (251,532)       285,271
      Accounts payable................................................................      820,465       359,632        436,588
      Accrued compensation and related costs..........................................    4,063,898     3,808,542      5,164,667
      Income taxes payable............................................................           --            --      3,922,456
      Accrued expenses and other liabilities..........................................      (68,150)       18,222      2,414,832
      Deferred rent...................................................................      412,178       349,231        441,060
                                                                                        -----------  ------------  -------------
Net cash provided by operating activities.............................................    2,852,748     3,207,807      7,484,520
                                                                                        -----------  ------------  -------------
Cash flows from investing activities:                                                            --            --
  Purchases of short-term investments.................................................           --   (38,980,367)  (115,921,644)
  Sales of short-term investments.....................................................           --     8,064,005     88,713,027
  Payment for acquisition.............................................................           --            --       (605,000)
  Cash acquired in business combination...............................................           --            --        212,115
  Purchases of property and equipment.................................................   (1,988,890)   (3,988,316)   (10,910,896)
  Proceeds from disposition of property and equipment.................................           --        43,000         30,689
                                                                                        -----------  ------------  -------------
Net cash used in investing activities.................................................   (1,988,890)  (34,861,678)   (38,481,709)
                                                                                        -----------  ------------  -------------
Cash flows from financing activities:
  Proceeds from the issuance of redeemable convertible preferred stock, net of
    issuance costs....................................................................    5,393,273            --             --
  Proceeds from issuance of bank debt.................................................      500,000        48,775             --
  Payments on bank debt...............................................................     (492,738)   (1,733,867)            --
  Payments on related party debt......................................................     (100,000)     (117,413)      (200,000)
  Proceeds from issuance of common stock, net of issuance costs.......................           --    65,719,102             --
  Proceeds from exercise of stock options.............................................           --       277,427      2,590,412
  Proceeds from employee stock purchase plan..........................................           --       529,919      1,194,821
  Purchase of common stock............................................................   (1,519,868)      (73,105)            --
  Partnership capital distributions...................................................     (179,476)     (860,646)            --
  Checks issued in excess of bank balance.............................................     (138,603)           --             --
                                                                                        -----------  ------------  -------------
Net cash provided by financing activities.............................................    3,462,588    63,790,192      3,585,233
                                                                                        -----------  ------------  -------------
Net increase (decrease) in cash and cash equivalents..................................    4,326,446    32,136,321    (27,411,956)
Cash and cash equivalents at beginning of year........................................           --     4,326,446     36,462,767
                                                                                        -----------  ------------  -------------
Cash and cash equivalents at end of year..............................................  $ 4,326,446  $ 36,462,767  $   9,050,811
                                                                                        -----------  ------------  -------------
                                                                                        -----------  ------------  -------------
Supplemental disclosures of cash flow information:
  Interest paid.......................................................................  $   227,328  $     68,239  $      86,767
  Income taxes paid...................................................................       16,566     2,928,733      4,402,401
Supplemental disclosures of noncash financing activities:
  Issuance of common stock to employees...............................................      250,000       102,130        900,000
  Partnership capital distribution payable............................................      860,646            --             --
  Conversion of redeemable convertible preferred stock................................           --     5,583,843             --
  Tax benefit related to stock plans..................................................           --       836,976      2,510,523
  Issuance of common stock for the purchase of software...............................           --            --        247,873
  Issuance of common stock for business combinations..................................           --            --        337,971
  Accretion of redeemable convertible preferred stock dividends and issuance costs....      190,570            --             --

          See accompanying Notes to Consolidated Financial Statements.

                              WHITTMAN-HART, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997

1.  DESCRIPTION OF BUSINESS

    Whittman-Hart, Inc. (the "Company") provides strategic information technology ("IT") business solutions designed to improve its clients' productivity and competitive position. The Company offers its clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems, midrange and mainframe computing environments. Among the services offered by the Company are systems integration; strategic IT planning; software development; package software implementation; business process reengineering; organizational change management; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing solutions; and design and implementation of electronic commerce solutions (such as Internet/intranet and electronic data interchange). The Company serves clients in a broad range of industries including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology throughout the United States.

    The Company's business was previously owned by Whittman-Hart, L.P. ("LP"), a Delaware limited partnership, and operated by employees of Whittman-Hart Corporation II ("Corporation II"), a Delaware corporation, pursuant to a client service agreement. Corporation II's operations consisted solely of revenues and expenses related to its client service agreement with LP. The Company was a limited partner in LP. Corporation II's revenues and LP's related expenses associated with the client service agreement have been eliminated in the accompanying consolidated financial statements. Partnership income before business combination as reported in the consolidated statements of stockholders' equity represents LP's undistributed earnings.

    Effective December 31, 1995, the Company issued common and redeemable convertible preferred stock in exchange for the remaining partnership interests of LP. The exchange represents a combination of entities under common control and has been accounted for on an "as-if" pooling-of-interests basis, with the accompanying consolidated financial statements restated for all periods presented.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

    Revenues are recognized as the related services are performed.

  PROPERTY AND EQUIPMENT

    Depreciation is computed using the straight-line method based on the estimated useful lives, ranging from three to forty years, of the various classes of property. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset.

  BASIS OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. In November 1997, the Company acquired all of the outstanding stock of Axis Consulting International, Inc. This acquisition was

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accounted for using the pooling of interests method of accounting (See Note 4). All prior period historical consolidated financial statements presented herein have been restated to include the financial position, results of operations, and cash flows for the acquired company.

  TRANSLATION OF FOREIGN CURRENCY

    For non-U.S. operations, the functional currency is the applicable local currency. The translation of the functional currency into U.S. dollars is performed for balance sheet accounts using the current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity.

  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months. Short-term investments consist of debt securities with original maturities beyond three months but less than twelve months. The short-term investments are classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments are reported at amortized cost, which approximates fair value.

  INCOME TAXES

    Income taxes, including pro forma calculations, are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  STOCK OPTIONS

    Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock options grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of Statement 123.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments approximate their fair values due to the short maturity of these instruments.

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  RECLASSIFICATIONS

    Certain 1995 and 1996 balances have been reclassified to conform to the 1997 presentation.

3.  EARNINGS PER SHARE

  COMPUTATION OF NET INCOME AND PRO FORMA EARNINGS PER SHARE

    Net income and pro forma earnings per share are computed in accordance with Financial Accounting Standards No. 128, "Earnings per share" ("Statement 128"). The following table reconciles the numerator and denominator for the calculation of basic and diluted earnings per share for the years ended December 31, 1995, 1996 and 1997:

                                                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                          -----------------------------------------
                                                                             INCOME         SHARES       PER-SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
BASIC EPS
Net income available to common stockholders.............................  $  10,316,977    22,060,917    $    0.47
                                                                                                             -----
                                                                                                             -----
Effect of dilutive securities
  Stock options.........................................................                    1,567,129
  Restricted stock awards...............................................                       44,248
                                                                                         -------------
DILUTED EPS
Income available to common stockholders and assumed conversions.........  $  10,316,977    23,672,294    $    0.44
                                                                          -------------  -------------       -----
                                                                          -------------  -------------       -----

                                                                             FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                           ----------------------------------------
                                                                              INCOME        SHARES       PER-SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
BASIC EPS
Net income available to common stockholders..............................  $  5,787,778    17,856,109    $    0.32
                                                                                                             -----
                                                                                                             -----
Effect of dilutive securities............................................
  Stock options..........................................................                   1,344,496
  Redeemable preferred stock.............................................                     646,138
                                                                                         -------------
DILUTED EPS
Income available to common stockholders and assumed Conversions..........  $  5,787,778    19,846,743    $    0.29
                                                                           ------------  -------------       -----
                                                                           ------------  -------------       -----

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

3.  EARNINGS PER SHARE (CONTINUED)

                                                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                          -----------------------------------------
                                                                             INCOME         SHARES       PER-SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
BASIC EPS
Pro forma net income available to common stockholders...................  $   1,148,327    12,697,918    $    0.09
                                                                                                             -----
                                                                                                             -----
Effect of dilutive securities
  Stock options.........................................................                    1,094,780
  Redeemable preferred stock............................................         92,045     1,912,152
                                                                                         -------------
DILUTED EPS
Pro forma net income available to common stockholders and assumed
  conversions...........................................................  $   1,240,372    15,704,850    $    0.08
                                                                          -------------  -------------       -----
                                                                          -------------  -------------       -----

4.  ACQUISITIONS

    On March 20, 1997, the Company acquired the business operations and certain assets of Organizational Change Dynamics, Inc. ("OCD"), a Chicago-based firm dedicated to strategic business consulting. The purchase price consisted of a cash payment of $600,000 and 53,850 shares of restricted common stock (approximate market value of $900,000) that vest, pro rata, over a four year period. This acquisition was accounted for as a purchase and accordingly, the results of OCD have been included in the Company's consolidated statements of earnings from the date of acquisition. The excess of the purchase price over the fair value of the net identifiable assets acquired of $605,264 has been recorded as goodwill and is being amortized on a straight-line basis over fifteen years. The pro forma impact of this purchase was not significant to the results of the Company's consolidated operations for the years ended December 31, 1996 and 1997.

    On September 8, 1997, the Company acquired all the outstanding capital stock of Expert Buying Systems, Inc. ("EBS") for 214,986 shares of its common stock. EBS, based in Vancouver, Washington, develops and markets software products and services designed to help companies select application software systems. The business combination has been accounted for as a pooling-of-interests combination. The stockholders' equity and operations of EBS were not material in relation to those of the Company. As such, the Company has recorded the combination as of September 8, 1997 without restating prior periods' consolidated statements of earnings to reflect the pooling-of-interests combination.

    On November 21, 1997, the Company acquired all the outstanding capital stock of Axis Consulting International, Inc. ("Axis") for 1,575,078 shares of its common stock. Headquartered in San Francisco with an office in New York, Axis' approximately 130 professionals provide SAP-Registered Trademark-, network, Microsoft-Registered Trademark- enterprise, database and midrange solutions. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Axis.

    On November 21, 1997, the Company acquired all the outstanding capital stock of World Consulting Limited ("World") for 134,622 shares of its common stock. Based in London, World specializes in J.D. Edwards implementation solutions through a network of approximately 30 IT professionals. This business combination has been accounted for as a pooling-of-interests combination. The stockholders' equity and operations of World were not material in relation to those of the Company. As such, the Company has recorded the combination without restating prior periods' consolidated statements of earnings to reflect the pooling-of-interests combination.

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

4.  ACQUISITIONS (CONTINUED)
    The following table presents certain statement of earnings data of the Company and Axis:

                                                                   WHITTMAN- HART,
                                                                        INC.           AXIS          COMBINED
Net Revenues for the:

Year ended:
  December 31, 1995..............................................  $   49,822,060  $  10,982,546  $   60,804,606
  December 31, 1996..............................................  $   87,491,040  $  16,230,166  $  103,721,206

Nine months ended (unaudited):
  September 28, 1997.............................................  $  103,029,350  $  18,562,141  $  121,591,491

Net income for the:

Year ended:
  December 31, 1995 (pro forma)..................................  $    1,113,574  $      34,753  $    1,148,327
  December 31, 1996..............................................  $    5,502,755  $     285,023  $    5,787,778

Nine months ended (unaudited):
  September 28, 1997.............................................  $    7,393,991  $   1,300,617  $    8,694,608

    In connection with the EBS, Axis and World acquisitions, the Company incurred costs of $1,771,257 primarily related to legal, accounting and consulting fees.

5.  DEBT OBLIGATIONS

    The Company has a loan agreement for up to $5,000,000 of unsecured credit with interest, at the Company's option, at the London Interbank Offered Rate (LIBOR) plus 1.5% or the lender's prime rate. No borrowings were outstanding under this loan agreement at December 31, 1996 or 1997. The loan agreement expires on April 30, 1998.

6.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    During 1995, the Company issued 239,019 shares of Redeemable Preferred Stock. The Redeemable Preferred Stock was recorded at fair value on the date of issuance less issue costs. The excess of the preference value over the carrying value was being accreted by periodic charges to additional paid-in capital over the life of the issue.

    In connection with the Company's initial public offering in May 1996, the 239,019 shares of Redeemable Preferred Stock were converted into 1,912,148 shares of common stock. Upon the conversion to common stock, all accrued and unpaid dividends were canceled.

7.  STOCKHOLDERS' EQUITY

    On May 8, 1996, the Company completed an initial public offering of its common stock in which 5,200,000 shares were sold by the Company, resulting in net proceeds of approximately $37.8 million. On August 27, 1996, the Company completed a follow-on public offering of its common stock selling an additional 2,100,000 shares, which resulted in net proceeds of approximately $27.8 million.

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

8.  COMMITMENTS

  LEASES

    The Company leases its office facilities and certain equipment under operating lease arrangements which expire at various dates through October 2004.

    Rent expense for the years ended December 31, 1995, 1996 and 1997 was $2,631,720, $4,669,910 and $6,685,515, respectively. The future minimum annual lease payments under noncancelable long-term leases are as follows:

YEAR ENDING DECEMBER 31,     AMOUNT
          1998            $   6,258,585
          1999                4,032,029
          2000                2,823,465
          2001                2,548,145
          2002                2,390,618
       Thereafter             4,269,183
                          -------------
                          $  22,322,025
                          -------------
                          -------------

  PROPERTY

    The Company has commitments under contracts for the purchase of land and buildings to be used for training and other Company purposes. These commitments were approximately $4.0 million at December 31, 1997.

9.  INCOME TAXES

    Prior to December 31, 1995, the Company's business was owned and operated by LP; therefore, federal and certain state income tax liabilities were the responsibility of the partners. Income taxes for the year ended December 31, 1995 are comprised of certain state income taxes of LP and federal and state income taxes of the Company. The pro forma income tax adjustments for the year ended December 31, 1995, included in the consolidated statements of earnings represent federal and the additional state income tax expense that would have been required had the Company operated as a C corporation during such year.

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

9.  INCOME TAXES (CONTINUED)
    Income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                                          1995         1996           1997
Current:
  Federal............................................  $   13,068  $   2,941,296  $  6,969,138
  Foreign............................................          --             --         3,948
  State..............................................       3,497        684,259     1,491,476
                                                       ----------  -------------  ------------
                                                           16,565      3,625,555     8,464,562
                                                       ----------  -------------  ------------
Deferred:
  Federal............................................     (39,817)      (165,793)     (528,377)
  State..............................................     (10,183)       (37,467)     (104,416)
                                                       ----------  -------------  ------------
                                                          (50,000)      (203,260)     (632,793)
                                                       ----------  -------------  ------------
                                                       $  (33,435) $   3,422,295  $  7,831,769
                                                       ----------  -------------  ------------
                                                       ----------  -------------  ------------

    The reconciliation of income taxes computed using the federal statutory rate of 34% for 1996 and 35% for 1997 to the Company's income tax expense is as follows:

                                                                                    1996       1997
Federal income tax at the statutory rate........................................       34.0%      35.0%
State income tax, net of federal tax benefit....................................        4.5        4.8
Tax exempt interest income......................................................       (2.1)      (0.5)
Nondeductible expenses, primarily merger related in 1997........................        1.4        1.4
Other...........................................................................       (0.6)       2.4
                                                                                        ---        ---
                                                                                       37.2%      43.1%
                                                                                        ---        ---
                                                                                        ---        ---

    The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 1996 and 1997 are as follows:

                                                                         1996         1997
Deferred tax assets:
  Allowance for doubtful accounts...................................  $    62,080  $   133,415
  Accrued expenses..................................................      270,134      568,087
  Stock awards......................................................           --       76,303
  Deferred rent.....................................................      184,683      369,295
  Deferred compensation.............................................       10,518       23,510
  Other.............................................................           --       92,056
                                                                      -----------  -----------
    Total gross deferred tax assets.................................      527,415    1,262,666
Deferred tax liabilities:
  Property and equipment -- depreciation............................     (147,581)    (498,289)
  Other.............................................................     (401,874)    (153,624)
                                                                      -----------  -----------
    Total gross deferred tax liabilities............................     (549,455)    (651,913)
                                                                      -----------  -----------
    Net deferred tax asset (liability)..............................  $   (22,040) $   610,753
                                                                      -----------  -----------
                                                                      -----------  -----------

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

9.  INCOME TAXES (CONTINUED)
    No valuation allowance for deferred tax assets has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

    As a result of income tax benefits related to certain employee stock plans, $836,976 and $2,510,523 were credited to additional paid-in capital during 1996 and 1997, respectively.

10.  EXECUTIVE STOCK PLAN

    Prior to the Company's initial public offering, the Executive Stock Plan was used to reward selected executives for future services. Under the plan, executives were awarded common stock that vested over a specified period. In the event employment was terminated prior to vesting, the executive would not be entitled to receive the common stock. Executive stock expense reported in the consolidated statements of earnings amounted to $241,668 and $30,214 in 1995 and 1996.

11.  EMPLOYEE STOCK OWNERSHIP PLAN

    The Company sponsors an Employee Stock Ownership Plan ("ESOP") which covers substantially all employees over the age of 21 who have completed one year of service. Annual ESOP contributions are determined at the discretion of the Company's Board of Directors. Plan participants become fully vested after completing four years of service. There were no contributions in 1995, 1996 and 1997. The ESOP held 413,076 and 379,599 shares of the Company's common stock at December 31, 1996 and 1997, respectively. The Company does not intend to make future contributions to the ESOP.

12.  401(K) RETIREMENT PLAN

    The Company's 401(k) plan covers all employees who have reached 21 years of age. Participants may contribute up to 12% of their eligible compensation. The Company matches participant contributions as defined within the plan. Company contributions amounted to $183,857, $320,081, and $1,072,520 in 1995, 1996 and
1997, respectively.

13.  EMPLOYEE STOCK PURCHASE PLAN

    In 1996, the Company established a stock purchase plan which permits eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 90% of the fair market value on the first or last day of each six-month offering period, whichever is lower. Payroll deductions may not exceed 20% of the employee's total gross pay in any calendar year. The Company has reserved an aggregate of 800,000 shares of common stock for issuance under the plan. During the years ended December 31, 1996 and 1997, 73,600 and 66,478 shares of common stock were purchased under the plan, respectively.

14.  STOCK COMPENSATION PLANS

    In 1995, the Company adopted a stock option plan under which certain employees may be granted the right to purchase shares of common stock at the fair market value on the date of grant. The Company has reserved an aggregate of 4,000,000 shares of common stock for issuance under the plan. Stock options may be exercised only to the extent they have vested in accordance with provisions determined by the Board of Directors. In addition, the Company has from time to time granted stock options outside of the stock option plan.

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

14.  STOCK COMPENSATION PLANS (CONTINUED)
    The per share weighted-average fair value of stock options granted during 1996 and 1997 was $7.82 and $7.68 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997 -- expected dividend yield of 0%, expected volatility of 45%, risk-free interest rate of 5.5% and an expected life of 3 years; 1996 -- expected dividend yield of 0%, expected volatility of 45%, risk-free interest rate of 6.0% and an expected life of 3.25 years; 1995 -- expected dividend yield of 0%, expected volatility of 45%, risk-free interest rate of 5.4% and an expected life of 3.23 years.

    Under Statement 123, compensation cost is recognized for the fair value of the employees' purchase rights under the Employee Stock Purchase Plan. The weighted-average fair value of those purchase rights granted in 1996 and 1997 was $2.89 and $4.50 using the Black-Scholes model with the following assumptions: 1997 -- expected dividend yield of 0%, expected volatility of 45%, risk-free interest rate of 5.5% and an expected life of six months; 1996 -- expected dividend yield of 0%, expected volatility of 45%, risk-free interest rate of 5.2% and an expected life of six months.

    The Company applies APB 25 in accounting for its plans and accordingly, no compensation cost has been recognized in the consolidated financial statements for its stock options and its stock purchase plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock-based compensation plans under Statement 123, the Company's consolidated net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                            1995          1996          1997
Net Income (pro forma in 1995)........................  As reported     $  1,148,327  $  5,787,778  $  10,316,977
                                                        Pro forma       $    998,628  $  5,290,029  $   7,516,705
Diluted earnings per share (pro forma in 1995)........  As reported     $       0.08  $       0.29  $        0.44
                                                        Pro forma       $       0.07  $       0.27  $        0.32

    Stock option transactions for the years ended December 31, 1995, 1996 and 1997 are summarized as follows (in thousands, except for per share data):

                                                1995                            1996                            1997
                                   ------------------------------  ------------------------------  ------------------------------
                                     SHARES     WEIGHTED-AVERAGE     SHARES     WEIGHTED-AVERAGE     SHARES     WEIGHTED-AVERAGE
                                      (000)      EXERCISE PRICE       (000)      EXERCISE PRICE       (000)      EXERCISE PRICE
Outstanding at beginning of
 year............................          --                           1,822       $    3.19           1,705       $    3.54
Granted..........................       1,822            3.19              70           12.00           2,130           20.86
Exercised........................          --                             (89)           3.30            (398)           6.50
Forfeited........................          --                             (97)           3.39            (204)          10.28
Outstanding at end of year.......       1,822            3.19           1,705            3.54           3,233           14.16

Options exercisable at year-
 end.............................         166                             497                             930
Weighted-average fair value of
 options granted during the
 year............................   $    1.20                       $    7.82                       $    7.68

                              WHITTMAN-HART, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

14.  STOCK COMPENSATION PLANS (CONTINUED)
    The following table summarizes information about stock options outstanding at December 31, 1997:

                             OPTIONS OUTSTANDING
                   ----------------------------------------    OPTIONS EXERCISABLE
                                  WEIGHTED-                  ------------------------
                                   AVERAGE       WEIGHTED-                WEIGHTED-
                                  REMAINING       AVERAGE                  AVERAGE
    RANGE OF                     CONTRACTUAL     EXERCISE                 EXERCISE
 EXERCISE PRICES     SHARES         LIFE           PRICE      SHARES        PRICE
$1.645 to 3.245     1,233,323      8.0 years     $    3.21     554,418    $    3.23
$8.00                   9,286            8.4          8.00         650         8.00
$18.00 to 24.00     1,215,934            9.1         17.84     222,480        18.39
$24.50 to 30.00       727,910            9.6         25.56     143,333        25.62
$30.13 to 33.63        46,591            9.9         30.96       9,317        30.96
-----------------  ----------  ---------------  -----------  ---------       ------
$1.645 to 33.63     3,233,044            8.8     $   14.16     930,198    $   10.59
-----------------  ----------  ---------------  -----------  ---------       ------
-----------------  ----------  ---------------  -----------  ---------       ------

15.  RELATED-PARTY TRANSACTIONS

    The Company has several notes receivable from executives outstanding at December 31, 1996 and 1997 totaling $177,148 and $197,621, respectively. The notes bear interest at the prime rate and are due on various dates through June 1999.

    During 1997, the Company sold a fixed asset management software product to a company which is owned, in part, by an officer for $1.1 million, resulting in a gain of $465,000.

16.  REVENUES FROM SIGNIFICANT CLIENTS

    During 1995, 1996 and 1997 no client accounted for 10% or more of the Company's total consolidated revenues.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................           7
Use of Proceeds................................          11
Price Range of Common Stock....................          11
Dividend Policy................................          11
Capitalization.................................          12
Selected Consolidated Financial Data...........          13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          14
Business.......................................          21
Management.....................................          29
Selling Stockholders...........................          30
Underwriting...................................          31
Legal Matters..................................          32
Experts........................................          32
Available Information..........................          33
Incorporation of Certain Documents by
  Reference....................................          33
Index to Consolidated Financial
  Statements...................................         F-1

                                2,600,000 SHARES

 S
                                                             WHITTMAN-HART, INC.

                                  COMMON STOCK

                     -------------------------------------

                              P R O S P E C T U S

                     -------------------------------------

 DONALDSON, LUFKIN & JENRETTE
           SECURITIES CORPORATION

                          ADAMS, HARKNESS & HILL, INC.

                         BANCAMERICA ROBERTSON STEPHENS

                            DEUTSCHE MORGAN GRENFELL

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement.

Securities and Exchange Commission registration fee...............  $  36,999
NASD filing fee...................................................     13,042
Nasdaq National Market additional listing fee.....................     17,500
Accountants' fees and expenses....................................     50,000
Legal fees and expenses...........................................     75,000
Printing expenses.................................................     75,000
Miscellaneous expenses............................................    282,459
                                                                    ---------
  Total...........................................................  $ 550,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company, being incorporated under the General Corporation Law of the State of Delaware (the "DGCL"), is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which such person is made a party or threatened to be made a party by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

    The Company's Certificate of Incorporation and By-Laws contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law.

    Article Eighth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented, or any corresponding provision of the DGCL, the personal liability of directors. That paragraph allows corporations incorporated under the DGCL to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. However, that paragraph does not allow corporations to limit the liability of a director: (i) for any breach of his or her duty of loyalty to the corporation or its stockholders;
(ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violations of law; (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction for which the director derived an improper personal benefit.

    The Company maintains liability insurance for its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a) Exhibits

EXHIBIT NO.                                              DESCRIPTION
        .+11 Form of Underwriting Agreement.
       3.1   Amended and Restated Certificate of Incorporation of the Company.*
       3.2   Second Amended and Restated By-Laws of the Company.*
       4.1   Specimen stock certificate representing Common Stock.*
      +5.1   Opinion of McDermott, Will & Emery.
      23.1   Consent of KPMG Peat Marwick LLP.
      23.2   Consent of McDermott, Will & Emery (contained in its opinion filed as Exhibit 5.1 hereto).
      24.1   Powers of Attorney (included as part of signature page).

------------------------------

* Incorporated herein by reference to Whittman-Hart, Inc. Registration Statement on Form S-1 (No. 333-1778), which was declared effective by the Commission on May 2, 1996.

+ To be filed by amendment.

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on April 10, 1998.

                                          WHITTMAN-HART, INC.

                                          By:        /s/ ROBERT F. BERNARD

                                             -----------------------------------

                                                      Robert F. Bernard

                                                    CHAIRMAN OF THE BOARD
                                                 AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS ROBERT F. BERNARD AND KEVIN M. GASKEY, AND EACH OF THEM SINGLY, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN THE REGISTRATION STATEMENT FILED HEREWITH AND ANY OR ALL AMENDMENTS TO SAID REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS AND REGISTRATION STATEMENTS FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AND ANY OR ALL AMENDMENTS THERETO), AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS THE FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE FOREGOING, AS FULL TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR HIS OR HER SUBSTITUTE, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 10th day of April, 1998.

                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                /s/ ROBERT F. BERNARD
     -------------------------------------------        Chief Executive Officer and Chairman of the Board of
                  Robert F. Bernard                      Directors (Principal Executive Officer)

                 /s/ KEVIN M. GASKEY
     -------------------------------------------        Chief Financial Officer and Treasurer (Principal
                   Kevin M. Gaskey                       Financial and Accounting Officer)

                 /s/ EDWARD V. SZOFER
     -------------------------------------------        Director, President and Secretary
                   Edward V. Szofer

                 /s/ PAUL D. CARBERY
     -------------------------------------------        Director
                   Paul D. Carbery

                 /s/ LARRY P. ROCHES
     -------------------------------------------        Director
                   Larry P. Roches

                 /s/ ROBERT F. STEEL
     -------------------------------------------        Director
                   Robert F. Steel

                                 EXHIBIT INDEX

EXHIBIT NO.                                              DESCRIPTION
        .+11 Form of Underwriting Agreement.
       3.1   Amended and Restated Certificate of Incorporation of the Company.*
       3.2   Second Amended and Restated By-Laws of the Company.*
       4.1   Specimen stock certificate representing Common Stock.*
      +5.1   Opinion of McDermott, Will & Emery.
      23.1   Consent of KPMG Peat Marwick LLP.
      23.2   Consent of McDermott, Will & Emery (contained in its opinion filed as Exhibit 5.1 hereto).
      24.1   Powers of Attorney (included as part of signature page).

------------------------------

* Incorporated herein by reference to Whittman-Hart, Inc. Registration Statement on Form S-1 (No. 333-1778), which was declared effective by the Commission on May 2, 1996.

+ To be filed by amendment.